                      U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                  FORM 10-SB/A-1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                            THE SECURITIES ACT OF 1934


                           GROUPMED INTERNATIONAL, INC.
                  ----------------------------------------------
                  (Name of Small Business Issuer in Its Charter)


              Nevada                                         88-022698
              ------                                         ---------
              (State of Other                                (I.R.S. Employer
              Jurisdiction of Incorporation                  Identification No.)
              or Organization)


                 3095 South Grade Road, Suite B, Alpine, CA 91901
                 ------------------------------------------------
                     (Address of Principal Executive Offices)


                                   (619) 445-0977
                                   --------------
                   (Issuer's Telephone No., Including Area Code)


            Securities to be registered under Section 12(b) of the Act:

         Title of Each Class           Name of Each Exchange on Which
         to be so Registered           Each Class is to be Registered
         -------------------           ------------------------------
               None                               None
         --------------                --------------------

         ------------------            ------------------------------



            Securities to be registered under Section 12(g) of the Act:

         Common Stock, par value $0.001
         ------------------------------
         (Title of Class)

ITEM 1.   BUSINESS

     (a) BUSINESS DEVELOPMENT. GROUPMED INTERNATIONAL, INC. (the "Company" was originally incorporated in the State of Nevada on March 27, 1991 as FIRST MANHATTAN, INC. On June 8, 1995, the Company changed its name to GROUPMED INTERNATIONAL, INC.

     (b) BUSINESS OF ISSUER. Prior to July 1, 1995, the Company was in a development stage. Subsequent to that date, the Company is functioning in the development and operations of medical facilities and health care products, operated by its subsidiary, GroupMed International de Mexico, S.A. de C.V. (GMIX), which owns and operates a hospital in Ensenada, Mexico. Principal products and services of GMIX include medical services and health care plans. The Company distributes its medical services through its facility Hospital Las Americas and sale of health care plans through a network of salespeople in the Ensenada, Rosarito and Tijuana areas. This will act as a model for the Company's planned national health care products. Since July
1, 1995, the Company has publicly announced new medical services available at the hospital and has announced the sale of its health care products in the Ensenada area. The Company's business competition comes from medical services in Ensenada in the form of two small private hospitals, and Mexican state and federal run hospitals.

          The Mexican government has licensed the Company's subsidiary, GMIX, to operate as a hospital. The Mexican government has approved a medical specialty program implemented at the hospital in the area of heroin detoxification, and approved an orthopedic technician to practice orthopedic techniques in the hospital's Department of Orthopedic Medicine. The Company has approximately 111 non-physician employees plus 9 physician employees at the hospital.

          Under the "open private hospital" model of operation for any hospital in Mexico, Hospital Las Americas did not provide out-patient medical services other than laboratory, radiology and elective services such as weight control or physical check-ups. Physicians in Mexico admit their private patients and the hospital does not have physicians on staff as treating or admitting physicians, except for the hospital's Medical Director. In cases of emergency, a hospital physician is on duty in the emergency room at all times, and a specialist can be called upon from a roster who in turn becomes the admitting physician. In Mexico, the relationship of the hospital with its patients are separate from the physician/patient relationship. Although the hospital is obliged to care for any life-threatening emergency in its vicinity, any patient that cannot guarantee payment upon stabilization, the hospital can refuse admission and offer to the patient a transfer to a public hospital.

     (c) BUSINESS HISTORY OF HOSPITAL LAS AMERICAS. The hospital was built by Farvel Arrendamientos, S.A. de C.V., a privately held Mexican corporation, and opened its doors on July 27, 1992. Initially, the hospital had 48 private patient rooms. Of these, 41 were general patient rooms, spread through three floors, 4 were intermediate patient rooms, and 3 consisted on the Intensive Care Unit. Additionally, the hospital's nursery had provisions to hold up to six new born infants in either bassinets or incubators; the pediatric ward had cribs for three infants, and the emergency room has three gurneys for out-patient care. The surgical department consisted of three major surgical suites, two delivery rooms and a central supply and sterilization unit. Since inception, the surgical department has been equipped for on-site radiology, microsurgery, laparoscopy, specialized orthopedic surgery and neurosurgery. Ancillary services of the hospital consisted of (i) a complete clinical laboratory utilized for microbiology and general clinical examinations, (ii) a radiology and imaging unit with ultrasound, conventional and fluoroscopic radiology, angiography and computerized tomography (CT scan) as well as a gamma-ray camera for nuclear medicine; (iii) a diagnostic clinic consisting of systematic physical check-up services and cardiology clinic, (iv) a weight control clinic, and
(v) a physical therapy department. The hospital was and is equipped with a diesel back-up plant capable of supplying 100% of the hospital's electrical needs in case of emergency, a storeroom for supplies and a fully equipped kitchen service. The hospital subcontracted its laundry services to a local company in the Ensenada area.

     Occupancy rate during 1992 averaged 6.5 patient per day, while the nursing staff of 75 nurses was calculated on the basis of an average census of 25 beds. This contrast alone was identified from the onset of the hospital's operations as the main source of the cash flow deficits experienced; namely, too high an employee-to-patient ratio. This fact along with a 14% occupancy rate, and coupled with high fixed costs, including depreciation, resulted in the hospital experiencing an operational loss. The hospital staff totalled 156 non-physician employees plus 14 physicians under contract to staff the emergency, intensive care unit, radiology, diagnostic, weight control and systems departments. During 1993, hospital operations continued at about the same average daily census of 6 to 7 patients, while the level of staffing remained constant. A significant change in room availability was effected in 1993 as the 9 patient rooms on the top floor were re-assigned to other uses: 5 as rented medical offices, 1 for a rented ophthalmic clinic, and 3 for a cardiology clinic. In addition, one of the rooms on another floor was converted to provide additional storage space for the central supply unit and another for surgical equipment storage made available to the physicians for their own laparoscopy, and other sophisticated equipment. Thus, the number of rooms available for patients was reduced to 37; 30 for general patients 4 in intermediate care and 3 in the intensive care unit. Through this period, the market for the hospital was only the local private medicine market, despite marketing efforts in the United States.

     During 1994, operations at Hospital Las Americas in general remained unchanged. However, one significant change occurred in the radiology department; namely, the dismantling of the angiography equipment with the intention of replacing it with more sophisticated equipment. The replacement of that equipment was never completed. No significant staffing change occurred doing 1994, except for the dismissal and replacement of the hospital administrator. At the end of this year, a heroin detoxification program, operated from Spain and the United States by CITA, Inc., a privately held corporation, began using the hospital, thereby increasing the occupancy in the intensive care unit.

     Throughout the first half of 1995, in the wake of the final negotiations of the sale of the hospital to La Calafia, Inc., 25 nurses were terminated as well as 3 positions in the laboratory and housekeeping departments. An excessive number of staff remained; however, GMIX dealt with further reduction of staff after 7/1/95. The average patient occupancy rate increased for the first half of 1995 to 9.7 patients per day; simultaneously, between March and June of 1995, the staff was reduced to reflect projected occupancy rate of 12. Thus, overall occupancy reached approximately 26% of the number of beds available, or 81% of the staffed beds. During the first half of 1995, cash flow deficits remained at an approximate monthly rate of US$50,000. On July 1, 1995, GMIX, a subsidiary of the Company took over operating the hospital, hence known as the GroupMed-Las Americas Hospital. Initially, there were 124 non-physician employees. Immediately, significant hospital cutbacks included supervisory positions for the housekeeping department, the Weight Control clinic and the Nuclear Medicine Imaging Department. These changes reduced the monthly payroll by 5% while affecting revenues with a 0.1% reduction. On the other hand, a new department, a fully licensed Blood Bank, which began operations during June, 1995, began having a positive impact in cash flow during July, 1995. The housekeeping and nursing departments, by far the largest staffed areas in the hospital, were not allowed to replace staff and experienced reductions due to attrition. Concurrently, the Admissions department was centralized and this allowed for a 30% reduction in the number of positions in that department. By the end of 1995, the total number of non-physician employees was 117. Hospital occupancy averaged 10.4 patients, which compared to the nursing staff calculated for 12 patients, results in an 87% occupancy rate, with a 28% rate compared to the number of available rooms.

     The Company has reduced approximately twenty-eight percent (28%) of its employees at Hospital Las Americas by the end of the second quarter of 1996. During the first quarter of 1996, there occurred a reorganization of the Company's hospital laboratory services, namely entering into a joint venture operations contract with P.M.L. de Mexico, S.A. de C.V. (PML), the Mexican subsidiary of Pathology Medical Labs, Inc., (a California corporation specializing in operating hospital laboratory services in San Diego, California, and recently in Mexicali, Mexico) to operate the hospital laboratory facilities. On this basis, effective February 15, 1996, PML is responsible for the employees and operation of the laboratory for both in-patients and out-patients, paying GMIX monthly rent plus a percentage of gross sales. This allowed a further reduction of the number of employees, bringing the total number of non-physician employees to 111. The Company's hospital organizational structure is as follows:

                              Non-Physician Employees
                              -----------------------

                        Department                    Number
                        ----------                    ------
                        Radiology & Imaging                 3
                        Blood Bank                          1
                        Pharmacy                            4
                        Check-up Clinic                     2
                        Orthopedic Medicine                 1
                        Nursing Services                   41
                        Secretary                           1
                        Accounting & Business               5
                        Computer Systems                    1
                        Purchasing                          1
                        Hospital Services                  30
                        Storeroom & Supplies                1
                        Maintenance                         5
                        Admissions & Switchboard            9
                        Cost Control                        4
                        Personnel                           2
                                                           --
                                       TOTAL              111
                                                          ---
                                                          ---

     During the same first quarter of 1996, and mainly due to the economic conditions in Ensenada, the average patient census was lower than before, 9.9 patients per day, which brings the staffed occupancy rate to 83% and to 27% based on available beds. Occupancy peaks typically reach anywhere from 15 to 20 patients. The gap in peak periods is filled with temporary nurses hired during those periods. The Department of Orthopedic Medicine, which began operating in February, 1996, has had a steady flow of out-patients for its specialized treatments and has produced a significant increase in the Company's revenue stream. During its first two months of operations, the Department of Orthopedic Medicine accounted for 15% of hospital billing.

     In April, 1996, the Radiology Service was restructured by entering into an agreement with an established Radiology group based in Tijuana, Mexico, which was already operating a small facility in Ensenada. The contract called for the Radiology group, Dr. J. Saldafia and Associates, to cease operations in its own facility, and provide 24 hour radiologist services at Hospital Las Americas. In addition, the contract called for this Radiology group to manage and promote the

Radiology and Imaging unit in and around Ensenada. The hospital provides three technicians and now receives a rental income from the Radiology group and a share of the gross sales generated.

     (d) ITEMIZED REVENUE COMPONENTS Revenues from the Company's hospital operations during the period beginning July 1, 1995 through March, 1996 are the only significant source of revenue for the Company, accounting for an average of 98% of such revenue, which is broken down by category in the table below:

         Description                   July-Dec., 1995          Jan.-Mar., 1996
         -----------                   ---------------
                                 (Thousands of U.S. Dollars)

         Hospital                           702.2                         303.8
         Office Rentals                       9.1                           4.8
         Health Plans                          .3                           0.0
         Clinical Trials                      0.0                          11.1
                                            -----                         -----
                        TOTAL REVENUE:      711.6                         319.8
                                            -----                         -----
                                            -----                         -----

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
          OPERATION

     (a) PLAN OF OPERATION. The Company unites professionals and companies from Mexico and the U.S. with the purpose of establishing an international health care delivery system. Through its associated divisions, the Company plans to maintain its standard of medical excellence in Mexico by continuing cross-border education, and introducing U.S. technology and communication. During 1995, the Company posted a net loss of $1,005,557. This period included 6 months of hospital operations; the acquisition had been completed July 1, 1995. As of March 31, 1996 the Company recorded a net loss of $751,385, including a currency exchange loss of $350,813. (The recognition of the exchange loss is required by FASB52, though it is a direct result of a relatively small currency fluctuation on the $5.5 million in notes payable to Farvel.) The seemingly apparent deterioration in net loss before exchange is misleading due to seasonality factors. The hospital has historically experienced significant increases to volume and revenue during the summer months (June - September). Cost containment initiatives enacted during recent months, coupled with the projection for strong patient census, will reduce significantly the 1996 net loss.

          Projected operations in 1996 will include all material components of the business which are represented in the financials for 1995 and the first quarter of 1996.

          As a result of the Company's financial results, internal cash uses have outweighed internal cash sources. This shortfall has been met with external sources including Private Placement Memorandum sales and the sale of stock. Future projections show a reduction in the cash uses of the Company as the hospital and health care products near a cash basis break even-from-operations result forecasted for June, 1996.

          The Company has a $5.5 million note payable on its books. This obligation may be required to be funded by 1/1/97 under the terms of the hospital acquisition agreement with Farvel. The source of such funds has been identified. Pursuant to a signed Addendum, the Seller will accept shares of the Company's stock in satisfaction of the original note.

     (1)  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V., ("GMIX")

          (a)  HOSPITAL LAS AMERICAS ("HLA")

          The Company's 99% Mexican owned subsidiary GMIX purchased HLA, a state-of-the-art medical facility located in Ensenada, Baja California Norte, Mexico. Additionally, GMIX was formed to assist in the marketing and management of the Company's Mexican operations that currently include the hospital and two health plan products. As a Center of Excellence, HLA expands more than 65,000 square feet and brings an asset value in excess of US$12,000,000. In addition to its internationally recognized tertiary and ancillary services, HLA will act as a conduit through which GMIX will operate its sales of health care products and promotion of bio-tech clinical testing.
 In January, 1996, the hospital conducted such a test for Wilshire Technologies, Inc. As a future endeavor, HLA will also act as the conduit through which the sale of medical equipment and Mexican approved pharmaceuticals will be promoted. Effective February, 1996, HLA expanded its Department of Orthopedic Medicine to include a pain treatment clinic specializing in the treatment of back, neck and various joint pain.
Effective February, 1996, GMIX entered into a 5-year joint venture contract with PML, a Mexican subsidiary of Pathology Medical Labs, Inc. In general, the contract permits PML to operate the hospital's laboratory while simultaneously developing an out-patient laboratory service; thus, generating additional revenue to GMIX in the form of space and equipment rental. Similarily, GMIX entered into a contract with a Mexican radiologist group to manage and operate HLA's radiology department.

          As a result of Exten Industries' inability to obtain legal and clear ownership of the liver dialysis technology, the relationship between Exten and GroupMed International, Inc. was terminated at the beginning of the 2nd quarter, 1996. The 250,000 shares of the Company's stock issued to Exten Industries, Inc. was returned to the Company's treasury on June 11, 1996.

          The seasonality of the hospital's business refers to the fact that over time, there has been larger proportion of admissions during January and June through September, and a markedly lower rate of admission the rest of the year. For instance, pediatric patients are significantly more frequent during January and February, while maternity cases are significantly higher during June, July and August. The low census level at the hospital makes it overly sensitive to these kinds of variations.

          The restructuring of the hospital refers mainly to such staff reductions as those implemented in the centralization of the admissions department between December, 1995 and January, 1996, which eliminated 30% of the positions in that department. Also, the contract with PML beginning in February, 1996 eliminated 100% of the positions in the laboratory department. The contract for radiology operations which started in April, 1996 eliminated 2 professional positions from that department.

          The Company has the ability to generate sufficient cash to support its hospital operations, despite the "going concern opinion" received from the accounting firm of Hoffman, McBryde & Co. for the audited period ending December 31, 1995. Hospital operations have improved steadily since acquisition, and the monthly cash shortfall has decreased to US$12,000 as of May 31, 1996 financial statement. This figure will continue to decrease as further reductions in staffing and other cost containment initiatives are undertaken.

         The hospital payors are comprised as follows: (based on revenue)

                      Insurance companies       17.0%
                      Employers                 25.5%
                      Government                  .5%
                      Private patients          57.5%
                                               ------
                                Total          100.0%
                                               ------
                                               ------

          "Insurance companies" include various Mexican insurers. Payment terms generally call for full payment within 15 days of discharge. In general, U.S. insurance carriers cover only emergency treatment. Payment terms are usually negotiated for each case, and do not represent a significant discount from billed charges.

          "Employers" often self-insure or pay for the health care of some or all of their workforce. These employers include the banks, large industrial companies like PEMEX and other local employers. Payment terms generally provide a discount of approximately 10% on billed services and call for full payment within 15 days of discharge.

          "Private patients" consist of the bulk of the hospital's patient population. These patients have elected to bypass the government sponsored health care services which are available to all Mexican citizens at little or no cost. These patients seeks a higher quality of health care and improved access to health care services. Payment terms call for payment at time of service or discharge. Frequently payment arrangements are made to extend credit to patients for short periods of time.

          "Government" services are immaterial. These services represent only those purchased by the government for their patients when services/technology is absent from the government facility, as is the case in Ensenada where HLA owns the only CAT scanner in the city.

          The expansion of the hospital's Department of Orthopedic Medicine to include a pain treatment clinic opened in February, 1996, resulting in revenues to the hospital from its operation in the amount of US$48,100 in the first quarter of 1996, and US$52,900 in the second quarter of 1996. These procedures are primarily out-patient procedures. Despite limited marketing, this program has been successful in attracting patients from the U.S., South America and Canada. In lieu of the success of this program, the Company intends to expand its marketing efforts in this area.

          (b)  GROUPMED TOTAL HEALTH ("GTH")

          The primary focus of GTH is to design and develop various health care plans to be sold in Mexico. Health care in Mexico is provided to different sectors of the population in various ways. In the formal private sector, these services are provided through the Social Security Institute of Mexico which is funded by private sector employers through payroll taxes, private sector employees through contributions withheld through payroll, and the federal government. The largest state-owned industries (oil utility and banking) manage their own health care systems throughout the country.
Federal government employees have their own Social Security Institute (ISSSTE), as do employees of each State Government (ISSSTECALI in Baja California, for example). The population at large, the poor, the unemployed, most farm workers and most of the rural population rely on the Federal Ministry of Health's free clinics and hospitals, as well as some IMSS-Coplamar special rural clinics in the poorest regions. Top management in the private sector, self employed small and large business owners, professionals, and in general, people in the top 10% income bracket in Mexico, regardless of their employment, all use private medicine, where independent physicians, clinics and hospitals such Hospital Las Americas compete. In this regard, roughly 75% of the hospital billing is paid out-of-pocket by the patients, around 15% is billed to insurance companies that offer Major Medical coverage, and 10% is made up by the banks and some companies that generally self-insure to provide private care to at least their white collar employees. These employers still have to pay into the Social Security System regardless of expenditures made outside of the Federal system.

          GTH has developed and designed two health care plans. The first product targets U.S. citizens that live in Mexico, whose number one concern has been the availability of adequate health care. GTH has written a supplemental health management program to address this target audience. GTH will also have relationships with providers in the U.S. should the patient need to be returned to the U.S. for continued care. The second health care product developed and sold by GTH is primarily targeted at privatized companies in Mexico. These companies include the banking industry and U.S. maquiladoras (meaning a U.S. owned Mexican subsidiary or "twin plant"). These companies are not covered by Mexico's socialized health care system.

          The Company has sold supplemental health care plans to U.S. citizens. Contracts have been signed with PEMEX, Banamex, S.A. and Baja Oriente, S.A. de C.V. (a U.S. subsidiary company) to exclusively manage their employees' and families' health care through Hospital Las Americas. All the aforementioned health care plans sold are applicable to the Ensenada, Baja California Norte, Mexico area. To date, there is no contractual agreement between a U.S. health care provider and the Company.

     (2)  GROUPMED MSO (A MANAGEMENT SERVICES ORGANIZATION)

          GroupMed MSO is a wholly owned subsidiary of the Company. The subsidiary was formed to (i) oversee the daily operations of Hospital Las Americas, (ii) oversee the sales of the Company's health care plans sold in Mexico, (iii) develop revenue producing business for Hospital Las Americas both in Mexico and the United States, and in general, (iv) assist the Company in its marketing efforts. Currently, the aforementioned is being done by GroupMed International, Inc.

          GroupMed MSO had targeted the development of a primary care physicians' network (IPA) through California Physicians Connection. However, it was determined that a commensurate financial return would not be realized by the Company. There are currently no plans to pursue an agreement with California Physicians Connection.

          Effective January 1, 1996 the Company initiated a Private Placement Offering with the goal of raising a net total of $810,000 of capital required for implementation of the IPA, legal, accounting, and working capital. Through this vehicle, the Company offered to persons who met the suitability standards set forth in the Private Placement Memorandum, up to a net total of $810,000 in face value of convertible promissory notes, bearing simple interest at the rate of twelve percent (12%) per annum, payable quarterly. The Notes can be converted into restricted common stock of the Company at a conversion rate of $1.00 per share. As of May 31, 1996, the Company sold 9 Promissory Notes, of which 2 exercised their ability to convert to restricted common stock. The Company had originally planned to utilize the aforementioned IPA to market and generate referrals for health care service in the Company's owned Mexican medical facility and the Company's associated health care network. In lieu of using the California IPA for this referral source, the Company, will work directly with targeted health insurance carriers to generate this same source of business, as well as establish a Mexican IPA.

     The Company will continue to undertake product research and development during the next twelve (12) months. Further, The Company may purchase or sell facilities along with significant equipment as part of its plan of operation.

ITEM 3.   DESCRIPTION OF PROPERTY

     (a) PROPERTY LOCATION AND OWNERSHIP. Through the Company's 99% owned subsidiary, effective July 1, 1995 GroupMed International de Mexico, S.A. de C.V. (GMIX), entered into a purchase agreement with Farvel Arrendamientos, S.A. de C.V. (Seller), whereby GMIX purchased all of the operational assets of the hospital (Hospital Las Americas), land, equipment, inventory and an adjacent office building, located at Arenas #151, Ensenada, Baja California Norte, Mexico. The construction of both the hospital and office building were completed in 1992; and as a result, all facilities and equipment remain in excellent condition.

          The purchase price for the hospital, medical building, land, equipment and the Mexican legal title holder, GMIX, was 200,000 shares of La Calafia, Inc. (a Nevada privately held corporation) plus $5,500,000, payable by several promissory notes with various due dates extending through January 1, 1997. In connection with the acquisition of GMIX and its assets by the Company, the assets were restated to reflect the historical costs and the appraised market value of US$12,778,203. On December 27, 1995, the Company, GMIX and the Seller modified the original purchase agreement with an Addendum to stipulate that the purchase price would be satisfied by the issuance of 2,000,000 unregistered shares of the Company's common stock to the Seller. The stock would be held in escrow and distributed to the Seller in installments during 1996 and 1997, contingent upon the market value of the stock being $2.75 per share by April 1, 1996 and through January 1, 1997.
The purchase agreement also stipulated that in the event the market value did not reach $2.75 per share, and the Seller chose to accept an alternate form of payment, the Company may, at its discretion, offer cash in satisfaction of the debt.

          On April 1, 1996, Farvel Arrendamientos, S.A. de C.V. (Seller) accepted the Company's shares in accordance with the specifics of the purchase Addendum, representing payment in full of the first installment, even though the value of the Company shares were less than $2.75 per share. The acceptance by the Seller's legal representative, Fernando Ariza, was based on his decision on the future value of the Company's stock. The December 27, 1995 agreement among the Company, GMIX and the Seller is attached herein. In addition, an Addendum dated December 27, 1995 if also attached, clearly outlining the terms and conditions of the escrow of the 2,000,000 shares of the Company's unregistered stock to Farvel Arrendamientos, S.A. de C.V., "as a deposit representing the complete payment of the debt derived from the original contract between FARVEL and GROUPMED-MEXICO to which reference has been made."

     (b) INVESTMENT POLICIES. The Company may be in a position to purchase medically related property and/or buildings in the United States as part of its development and management of a cross-border health care program. Depending on a seller's position and requirements, the Company will be able to proceed with negotiations on a purchase without limitations to either a simple cash purchase through financing, transfer of Company common stock for equity, joint venture, and/or any combination thereof.

          The Company may be in a position to purchase undeveloped and/or semi-developed real estate in various locations throughout Mexico as part of its overall program to develop medical campuses in strategic locations. In addition to the potential purchase and subsequent building of medical campuses, these same locations may be the focal point from which the Company's GroupMed Total Health (GTH) plans will be sold.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGERS

     The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons and corporations beneficially holding more than five percent (5%) of the Company's capital stock. The Company has 9,973,795 shares of common stock issued and outstanding as of May 17, 1996.

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

           (1)               (2)                      (3)              (4)

         Title of       Name/Address             Amount/Nature       Percent
         Class          of Beneficial            of Beneficial       of Class
         -----          Owner                    Owner               --------
                        -------------            -------------

         Common         Solymar, Inc.            3,740,624             37.5%
         Common         Farvel Arrendamientos,   2,000,000             20.1%
                        S.A. de C.V.

         Common         Seramex, Inc.            1,268,438             12.7%
         Common         Antonio Velasco            522,524              5.2%

On May 20, 1995, La Calafia, Inc. (formerly GroupMed, Inc., a private corporation) issued 200,000 shares of its stock to the Seller of Hospital Las Americas as payment for the additional equity in the hospital's equipment and improvements, over and above the $5.5 million note assumed by the Company. This additional equity, added to the acquisition price, aggregated a total of US$12,778,203 of asset to the Company's 99% owned subsidiary, GMIX. Subsequent to the Company's reorganization on June 7, 1995, the Company negotiated with the Seller on December 27, 1995, that the Seller would accept a total of 2,000,000 shares of the Company's restricted stock as payment in full of all indebtedness, relying on the stock price being at $2.75. As stated previously, the Seller accepted the first installment on April 1, 1996 and the stock was valued less than $2.75, and this acceptance was based on the Seller's decision on the future value of the Company stock.

The 5,200,000 shares of the Company's stock was issued to La Calafia, Inc. on July 26, 1995. These shares were in no way related to the later negotiated terms and conditions by and between the Company and the Seller of Hospital Las Americas; therefore, the 5,200,000 shares issued to La Calafia, Inc. were not retained in an escrow account. As of May 17, 1996, La Calafia, Inc. distributed amongst its shareholders a total of 5,018,562 of the original 5,200,000 shares of the Company as follows:

                  Name                          # of Shares
                  ----                          -----------
                  Solymar, Inc.                   3,562,624
                  Seramex, Inc.                   1,268,438
                  Dr. John Seelig                    44,000
                  Lisa Fugate                        40,000
                  Charles R. Cook                    20,000
                  Dennis Swets                       10,000
                  Trans Pacific Group, Inc.          44,000
                  Robert & Juanita Bryson             4,000
                  Sue Carol Lomax                     5,000
                  Paul R. Harbeston                  11,500
                  David Yeager                        6,000
                  Georgis Family Trust                2,000
                  Ludwig C. Zelt                      1,000
                  La Calafia, Inc. Treasury         181,438
                                                  ---------

                             TOTAL                5,200,000
                                                  ---------
                                                  ---------

     (b)  SECURITY OWNERSHIP OF MANAGEMENT

           (1)               (2)                    (3)              (4)

         Title of       Name/Address           Amount/Nature       Percent
         Class          of Beneficial          of Beneficial       of Class
         -----          Owner                  Owner               --------
                        -------------          -------------
         Common         Fernando Torres             35,000            0.35%
                        Boulevard Las Dunas
                        #529
                        Ensenada, B.C., Mexico
                        22880

         Common         Eugene Yahn                 15,000            0.15%
                        2007 7th Avenue
                        Yuma, Arizona  85364

         Common         Charles R. Cook             15,000            0.15%
                        1265 Avocado, #104-509
                        El Cajon, California 92020

     (c) CHANGES IN CONTROL. The Company has no arrangements which may result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS

     (a)  DIRECTORS AND EXECUTIVE OFFICERS.

     Name              Age       Position                   Term
     ----              ---       --------                   ----

Daniel N. Lomax        58      CEO/Director             6/96 -1 year

Peter Klune            38      President/COO            4/96-1 year

Fernando Torres        38      Vice President/Director  6/95-1 year    *

Eugene Yahn            66      Director                 6/96-1 year

Charles R. Cook        71      Director                 6/95-1 year    *

*  Renewal of contract and term extended through July 31, 1996.

     BUSINESS EXPERIENCE:

     DANIEL N. LOMAX - Mr. Lomax was employed by Cortez I & D from 1989 up through June, 1994 as Management representative responsible for business development and construction projects. From June, 1994 through the present, Mr. Lomax is employed by Solymar, Inc. as Management representative under contractual service agreement with the Company to oversee the day-to-day operations. Mr. Lomax has had extensive general business development experience spanning over 30 years in both the U.S. and Mexico. He has been responsible for the development of medical facilities, subdivisions, residential housing, condominiums, town houses, apartment houses, commercial strip centers and mini-malls, and has worked with the U.S. Department of Housing and Urban Development as well as the U.S. Department of Navy. The aforementioned developments covers the full spectrum of development and construction, both private and public, and in all cases, Mr. Lomax acted as prime contractor in the development, financing, construction, and where applicable, sales and marketing.

     PETER KLUNE - Mr. Klune was employed from 2/92 through 2/96 by Alvarado Hospital Medical Center in San Diego, California in the capacity of Chief Financial Officer. From 12/88 through 2/92, he was employed at Sharp Cabrillo Hospital in San Diego as Associate Administrator and Director of Finance. He is a C.P.A. with strong technical, managerial and analytical skills; has a variety of experience in multiple hospital/health care setting; has had significant operating and support department responsibilities, and has had an increasing responsibility in strategic planning business planning and new program development. Mr. Klune is employed by the Company to control and manage daily operations of Hospital Las Americas and the GroupMed Total Health division, and works at the hospital on a weekly basis.

     FERNANDO TORRES - Mr. Torres was an independent consultant from February, 1991 through June, 1992 for Farvel Arrendamientos, S.A. de C.V., responsible for the computer systems planning and purchasing for Hospital Las Americas. He was an independent contractor from July, 1992 to December, 1992 for Operadora de Hospitales, S.A. de C.V., a Mexican corporation responsible for operating Hospital Las Americas, accountable for the software development and user training of personnel at the hospital. Mr. Torres became General Manager of Operadora de Hospitales, S.A. de C.V., from January 1, 1993 through June 30, 1995. Beginning July 1, 1995 through the present, Mr. Torres oversees the day-to-day operations of Hospital Las Americas under a Management agreement with GroupMed International, Inc.

     EUGENE YAHN - Mr. Yahn has not been employed for the past five years as a result of his earlier retirement status. He had been controller for major constructions control groups in California and Arizona. He was voted a seat on the Board of Directors of First National Bank of Southern Arizona and has been a licensed CPA in both California and Arizona. Throughout an extensive professional career, Mr. Yahn has been a Vice President and Managing Director for several major companies in the U.S.

     CHARLES R. COOK - Mr. Cook has been owner, Director of Operations and President of CBMI, a medical equipment lease company, for the past five years. He has had over 30 years of experience in the area of major medical projects, covering all aspects of a medical campus. In this capacity, Mr. Cook has developed and implemented comprehensive schedules on projects with equipment values up to $32 million. Mr. Cook was Director of Facilities' Planning, Inc., a division of Berger Brunswig, Inc. in Los Angeles for four years. He also held the position of Director of Facilities' Planning for Daylin Medical, Inc. for six years. He received his B.S. in Pharmacy from Butler University in Indiana.

     (b)  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY'S PREDECESSOR.

     Name                Age          Position              Term
     ----                ---          --------              ----

     Hugo Winkler        Unknown  President/Director        3/91-6/95

     Curtis M. Jamison   Unknown  Vice President/Director   3/91-6/95

     Suzy Frost          Unknown  Secretary/Director        3/91-6/95

     (c) SIGNIFICANT EMPLOYEES. The Company has no significant employees other than the above-named executive officers who are responsible for managing the Company's largest asset, Hospital Las Americas. Mr. Lomax averages weekly visits to Hospital Las Americas; otherwise, he remains on a daily communication with Mr. Klune and Mr. Torres. Mr. Klune is at the hospital on a weekly basis and oversees its operations on a daily basis. Mr. Torres has been responsible for the administration and business of Hospital Las Americas since 1994, and continues in that capacity. Mr. Torres spends commensurate amounts of time on a daily basis at the hospital.

     (d) FAMILY RELATIONSHIPS. There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

     (e) INVOLVEMENT IN LEGAL PROCEEDINGS. There are no events that occurred during the past five (5) years that are material to the evaluation of the ability of any director, person nominated or chosen to become a director, executive officer, promoters or control persons of the Company.

ITEM 6.   EXECUTIVE COMPENSATION

     (a)  EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

          1. Daniel N. Lomax serves as the Chief Executive Officer through a Management Agreement between Solymar, Inc. and the Company. Mr. Lomax is an employee of Solymar, Inc. and does not receive any compensation from the Company for his service. Mr. Lomax is furnished with a Company paid leased vehicle for business use, and in addition, is reimbursed on a monthly basis for all business related expenses that he incurs. He was the Chief Executive Officer at the end of the last completed fiscal year. There does not exist any other compensation plan between Mr. Lomax and the Company.

          2. Peter Klune was employed as President/COO of the Company on April 22, 1996. Mr. Klune receives a monthly remuneration of $8,000 and is reimbursed on a monthly basis for all business related expenses that he incurs. Mr. Klune is eligible to receive 500,000 shares of the Company's unregistered stock upon achievement of certain performance levels tied directly to the improvement of the hospital's operating cash flow. Mr. Klune did not receive any remuneration from the Company during the fiscal year 1995.

          3. Fernando Torres receives a monthly compensation, through a Management Agreement between the Company and himself as an individual, in the amount of $5,000 and is furnished with a Company paid month-to-month leased vehicle. In addition, Mr. Torres is reimbursed on a monthly basis for all business related expenses that he incurs. Fernando Torres is an executive officer of the Company and an executive officer of the Company's subsidiary, GMIX. Mr. Torres served as a corporate officer from June 5, 1995 through December 31, 1995 of the 1995 fiscal year. Through the Company's subsidiary, GroupMed International de Mexico, S.A. de C.V., total remuneration during that period was $25,650 plus monthly payment of a vehicle month-to-month rental. There does not exist any other compensation plan for Mr. Torres.

          4.   COMPENSATION TO CEO FOR FULL FISCAL YEAR

               As an employee of Solymar, Inc. pursuant to contract and a Management Agreement between the Company and Solymar, Inc., Daniel Lomax served as CEO from June 5, 1995 through December 31, 1995 of the 1995 fiscal year. No compensation was paid to Daniel N. Lomax personally. Total remuneration paid to Solymar, Inc. (pursuant to Management Agreement) during that period was $39,375.

     (b) SUMMARY OF COMPENSATION. Other than the compensation set forth above in paragraph (a) of this item, the parties named therein received no additional compensation from the Company. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at the normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries.

     No remuneration other than reported in paragraph (a) of this item is proposed to be in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has had certain transactions during the last two (2) years to which the Company is to be a party, including two (2) of its executive officers/directors/shareholders and one other Company shareholder. A total of three (3) Management Agreements beginning July 1, 1995 through June 30, 1996 existed between the Company and Solymar, Inc., between the Company and Fernando Torres, and between the Company and Seramex, Inc. Copies of these Management Agreement are submitted as Exhibits to this Form 10-SB document.

ITEM 8.   LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings nor its property the subject of a pending legal proceeding.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER
          MATTERS

     (a) MARKET INFORMATION. The principal market where the Company's common stock is traded is the NASDAQ Electronic Bulletin Board under the symbol "GMII". The Company's belief that a market exists is based on the following:

     - NAFTA has positively changed the overall format in how business is done between the U.S., Canada and Mexico.

     - Mexican government changes in laws allowing for ownership in Mexico, thereby stimulating foreign investment.

     -    Added foreign companies now doing business in Mexico.

     -    Lack of U.S. style health care in Mexico.

     - Lack of a HMO system to control quality and costs of services in the health care arena.

     - Growing population of foreigners who choose to work and retire in Mexico.

     -    A growing number of private pay health care enrolles.

     - U.S. bio-tech companies doing developmental work offshore. Currently in excess of 60% of the bio-tech development business done by U.S. companies is done outside of the United States.

     - The Company's San Diego location is ideal as a conduit between companies looking to do medically related business offshore.

     - Ability to attract and provide relationships throughout the Americas. This can be done using current Company facilities and established health care network.

          As the Company establishes the above relationships and provides the services for these relationships, the Company has a strong potential for success and international growth. These factors should reflect a strong demand and trading market for the Company's stock.

          The following represents the high and low bid prices by quarter as reported by the National Quotations Bureau, Inc. since the common stock began trading approximately September, 1995. The high and low bid prices reflect inter-dealer prices; without retail mark-up, mark-down or commission and may not represent actual transactions:

         Year           Quarter             High           Low
         ----           -------             ----           ---

         1995           Third               $ 4.25         $ 3.00

         1995           Fourth              $ 3.25         $ 0.12

         1996           First               $ 1.50         $ 0.25

     (b) UPDATED MARKET INFORMATION. The following represents the high and low bid prices for the period beginning April 1, 1996 through June 27, 1996. The Company's current market maker for its stock is J. Alexander Securities, 523 West Sixth Street, Los Angeles, California 90014, (213) 687-8400.

         Year           Month               High           Low
         ----           -----               ----           ---
         1996           April               $ 1.25         $ 1.06

         1996           May                 $ 1.03         $ 0.94

         1996           June 27             $ 0.88         $ 0.75

     (1)  POSSIBLE CLASSIFICATION OF COMPANY'S SECURITIES AS A "PENNY STOCK":
 If the Company's common stock has a price of less than $5.00 per share it may be classified as a "penny stock" pursuant to the Securities Exchange Act of 1934 (the "Act") Rule 3a51-1. The prerequisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

     However, regardless of the price of the Company's stock, in the event the Company has net tangible assets in excess of $2,000,000 and if the Company has been in continuous operation for at least three (3) years, or $5,000,000, if the Company has been in continuous operation for at least three (3) years, Rule 3a51-1(g) of the Act will preclude the Company's common stock from being classified as a "penny stock."

     (c) NUMBER OF SHAREHOLDERS. The Company has approximately 140 holders of its common stock.

     (d) DIVIDENDS. The Company has paid no dividends in its common stock for the last two (2) fiscal years or any subsequent period. There are no plans to pay dividends in the foreseeable future. Payment of dividends is dependent on earnings and the policies adopted by the Company's Board of Directors.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     The following represents all of the securities sold by the Company within the past three (3) years without registering the securities under the Securities Act with all such securities being common stock:

     Date of         Name of
     Issuance        Shareholder         No. Shares
     Consideration   -----------         ----------
     -------------
1.   March 4, 1995   Lorita                2,000        Secretarial
                     Chittenden                         Services

2.   March 4, 1995   Judy Ann              2,000        Secretarial
                     Hamilton                           Services

3.   March 4, 1995   Cardav                5,000        Financial
                     Finance, S.A.                      Services

4.   March 4, 1995   White Star,           5,000        Consulting
                     Inc.                               Service to
                                                        locate
                                                        Merger
                                                        Candidate

5.   March 4, 1995   U.S. Recorp           4,000        Legal Services

6.   March 5, 1995   Recorp America        4,250        Consulting
                                                        Service to
                                                        locate
                                                        Merger
                                                        Candidate

7.   June 8, 1995    La Calafia,       5,200,000        Acquisition
                     Inc.                               99% of
                                                        GMIX,
                                                        S.A. de C.V.
                                                        per
                                                        Reorgan-
                                                        ization Plan

8.   June 29, 1995   Fernando             35,000        Board of
                     Torres                             Director
                                                        Services

9.   June 29, 1995   Eugene Yahn          15,000        Board of
                                                        Director
                                                        Services

10.  June 29, 1995   Charles Cook         15,000        Board of
                                                        Director
                                                        Services

11.  June 29, 1995   David Yeager         15,000        Accounting
                                                        Services

12.  June 29, 1995   Dennis Swets         12,000        Architectural
                                                          Services

13.  June 29, 1995   John Seelig,         25,000        Medical issue
                     M.D.                                  Services

14.  June 29, 1995   Ellen Harbeston      35,000        Administrative
                                                        Office Services

15.  June 29, 1995   Trans Pacific       196,000        Reorganization
                     Group, Inc.                          of First
                                                          Manhattan,
                                                          Inc.
                                                          Services

16.  June 29, 1995   Ventana             450,000    *     Cash
                     Consultants                          $9,000

17.  June 29, 1995   Allied              450,000    *     Cash
                     Management                           $9,000
                     Corporation

18.  June 29, 1995   Pembridge           450,000    *     Cash
                     Securities, Inc.                     $9,000

19.  December 22,    Farvel Arrendamientos,  2,000,000 ** Asset
     1995            S.A. de C.V.                         Purchase -
                                                          Hospital Las
                                                          Americas

* Principal shareholders of Company's predecessor, First Manhattan, Inc. Shares issued in consideration of cash and reverse merger of First Manhattan, Inc.

** Shares are held in escrow subject to debt cancellation in exchange for common stock.

20.  February 28,    Marc Lee             24,000          Cash
     1996                                                 $15,000

21.  March 1, 1996   James Palecek        14,545          Cash
                                                          $10,000

22.  May 1, 1996     Promar, S.A. de C.V. 110,000         Cash
                                                          $33,845

23.  May 1, 1996     Grezelda             20,000          Cash
                     Martinez V.                          $6,155

     All of the transactions referred to above are exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2), thereof covering transactions not involving any public offering or involving no public "offer" or "sale". As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a restrictive legend on each stock certificate received from the Company.

     The Company did not engage any underwriters or salespersons with respect to the sale of its securities.

ITEM 11.  DESCRIPTION OF SECURITIES

     (a) COMMON STOCK. As of May 17, 1996, the Company has 9,973,795 of the Company's common stock (par value $0.001) outstanding.

          The Company's Articles of Incorporation, filed on March 27, 1991, authorized the issuance of up to 25,000,000 shares of the Company's common stock with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

          In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rate all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (b)  DEBT SECURITIES.  The Company pursuant to a Private Placement
Offering is attempting to raise a net total of $810,000 of capital in the form of Convertible Notes, bearing simple interest at the rate of twelve percent (12.0%) per annum, paid quarterly, at a cost of $1,000 per Note, with a minimum purchase of ten (10) Notes, or an aggregate investment of ten thousand dollars ($10,000), with a convertible price of one dollar ($1.00) per share for restricted common stock. A minimum purchase is required of 10 Notes at $1,000 per Note, or a ten thousand dollar ($10,000) investment. One or more additional Notes may be purchased after the initial minimum purchase of ten thousand dollars ($10,000).

          At the option of the Note Holder, the Notes are subject to conversion in whole or in part, into common stock of the Company at any time prior to the maturity dare of one (1) year or, if the Notes are prepaid by the Company, at any time prior to the prepayment date. Upon the proper exercise of a Note Holder's right to convert, the Company is unconditionally obligated to issue and exchange for the Note common stock at a conversion price of $1.00 per share, adjusted to account for any stock splits, dividends or other financial transactions undertaken by the Company after the issuance of the Notes.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws of the Company provide for indemnification of the Company's officers and directors for liabilities arising due to certain acts performed on behalf of the Company.

ITEM 13.  FINANCIAL STATEMENTS

     (a)  ANNUAL FINANCIAL STATEMENTS.

          See Item 14(a).

     (b)  INTERIM FINANCIAL STATEMENTS.

          See Item 14(a).

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR
          ACCOUNTING AND FINANCIAL DISCLOSURE

     (a) The Company's former accounting firm of Kafoury Armstrong & Co. that prepared the 1993 and 1994 audited financial statements for First Manhattan, Inc. resigned as the Company's accounting firm in June, 1995, and was not retained after the reorganization of the Company. The Company engaged the accounting firm of Hoffman McBryde & Co. to prepare the 1995 audited financial statements for the Company. The Company decided that it needed an auditing firm with international expertise and experience because of the location of its major asset and its operations in Mexico.

          There have been no adverse opinions or disclaimers of opinion, nor were the financial statements modified as to uncertainty, audit scope or accounting principles.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS. The following financial statements are included herein:

          1.   GroupMed International, Inc.
               Consolidated Audited Financial Statements for

               Years Ended December 31, 1994 and 1995.

          2.   GroupMed International, Inc.
               Consolidated Financial Statements for First
               Quarter, 1996 - Unaudited.

          3.   First Manhattan, Inc. - Audited
               Financial Statements - December
               31, 1994, 1993, 1992 and 1991.

          4.   GroupMed International de Mexico,
               S.A. de C.V. Financial Statements
               and Independent Auditors' Report
               Year Ended December 31, 1995.

          5.   Farvel Arrendamientos, S.A. de C.V.
               Operadora de Hospitales S.A. de C.V.
               Financial Statements Combined
               September 30, 1995; December 31, 1994,
               1993 and 1992.

          6.   GroupMed International de Mexico,
               S.A. de C.V.   Financial Statements
               December 31, 1995, FASB-52,
               "Conversion of Mexican Pesos to
               U.S. Dollars."

          7.   GroupMed International de Mexico,
               S.A. de C.V.   Statements of Cash Flows
               The Period Ended March 31, 1996.

          8.   GroupMed International de Mexico,
               S.A. de C.V. Stockholders' Equity
               Statement for the Period January 1 -
               March 31, 1996.

     (b) EXHIBITS. The following exhibits required by Item 601 of Regulation S-B are included herein:

          Exhibit No.                   Document Description
          -----------                   ---------------------

               3                   Articles of Incorporation and Bylaws

                                   3.1  Articles of Amendment

                                   3.2  Articles of Incorporation

                                   3.3  ByLaws

              10                   Material Contracts

                                   10.1 Acquisition Agreement and Plan of
                                        Reorganization

                                   10.2 Management Agreements with
                                        Solymar, Inc., Fernando Torres, and
                                        Seramex, Inc.

                                   10.3 Contract by and Between Farvel
                                        Arrendamientos, S.A. DE C.V. and La
                                        Calafia, Inc. (Formerly GROUPMED,
                                        Inc. - A Privately Held Corporation),
                                        Dated May 20, 1995

                                   10.4 Addendum to the Contract Dated July
                                        1, 1995 Between Farvel
                                        Arrendamientos, S.A. DE C.V. and
                                        GROUPMED International de Mexico,
                                        S.A. DE C.V., Dated December 27,
                                        1995

                                   10.5 Modification and Clarification to
                                        Addendum to Original Contract Dated
                                        December 27, 1995 Between
                                        GROUPMED International, Inc.,
                                        Farvel Arrendamientos, S.A. DE C.V.
                                        and GROUPMED International de
                                        Mexico, S.A. DE C.V., Dated
                                        December 28, 1995 (Spanish Version)

                                   10.6 Modification and Clarification to
                                        Addendum to Original Contract Dated
                                        December 27, 1995 Between
                                        GROUPMED International, Inc.,
                                        Farvel Arrendamientos, S.A. DE C.V.
                                        and GROUPMED International de
                                        Mexico, S.A. DE C.V., Dated
                                        December 28, 1995 (English Version)

                                   10.7 Mexico's FM3 Document Filed on
                                        Daniel N. Lomax (Equivalent to
                                        Working Papers Permitting Mr.
                                        Lomax to Work at Hospital Las
                                        Americas)

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GROUPMED INTERNATIONAL, INC.



DATE: October 8, 1996     BY: /s/
                              --------------------------------
                              DANIEL N. LOMAX
                              President

                           GROUPMED INTERNATIONAL, INC.
                          (formerly First Manhattan, Inc.)

                                FINANCIAL STATEMENTS

                       THE YEARS ENDED DECEMBER 31, 1994 AND 1995



                                  With Report Of
                                Independent Auditors

                                     [LETTERHEAD]





                              INDEPENDENT AUDITORS' REPORT

The Board of Directors
GroupMed International, Inc.

We have audited the accompanying consolidated balance sheet of GroupMed International, Inc. (a Nevada corporation) (the Company) as of December 31, 1995, and the related condsolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GroupMed International, Inc. as of December 31, 1995 and the consolidated results of its operations and its cash flows for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 /s/ Hoffman, McBryde & Co., P.C.

March 29, 1996

                         GROUPMED INTERNATIONAL, INC.
                       (FORMERLY FIRST MANHATTAN, INC.)
                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                    ASSETS


Current assets:
  Cash in bank                                                     $     11,204
  Marketable securities                                                   2,000
  Accounts receivable                                                    53,478
  Inventories                                                           165,101
  Recoverable value added tax                                           279,241
  Other                                                                     979
                                                                   ------------
     Total current assets                                               512,003

Property, plant and equipment
  Land                                             $    310,175
  Building                                            6,027,392
  Furniture and equipment                             3,781,351
  Computer equipment                                     59,433
                                                   ------------
                                                     10,178,351
  Accumulated depreciation                             (378,056)      9,800,295
                                                   ------------

Other assets:
  Deferred income taxes, net of valuation
     allowance of $330,643                                    -
  Recoverable value added tax                           194,049
  Organization costs, net of accumulated
     amortization of $30,572                            170,000
  License agreement, net of accumulated
     amortization of $4,848                             337,652
                                                   ------------
                                                                        701,701
                                                                   ------------

                                                                   $ 11,013,999
                                                                   ------------
                                                                   ------------
                                  (Continued)

                            See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            BALANCE SHEET (Continued)
                                DECEMBER 31, 1995

                      LIABILITIES AND STOCKHOLDERS' EQUITY



Current liabilities:
  Accounts payable                                                 $    225,642
  Accrued expenses                                                      202,918
  Value added tax payable                                               279,241
  Current portion of long-term debt                                   3,266,405
                                                                   ------------
     Total current liabilities                                        3,974,206

Long-term liabilities:
  Notes payable                                    $  2,494,814
  Value added tax payable                               194,049       2,688,863
                                                   ------------
Minority interest                                                        65,921

Stockholders' equity:
  Common stock, $0.001 par value; authorized
     25,000,000 shares; 7,480,250 shares issued
     and outstanding                                      7,480
  Additional paid-in capital                          7,773,886
  Unrealized loss on marketable securities               (1,600)
  Translation adjustment                             (2,483,505)
  Accumulated deficit                                (1,011,252)
                                                    ------------
     Total stockholders' equity                                       4,285,009
                                                                   ------------

                                                                    $11,013,999
                                                                   ------------
                                                                   ------------


                            See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            STATEMENTS OF OPERATIONS
                    THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                      1994             1995
                                                      ----             ----

Net patient service revenues                      $          -     $    740,133
Costs and expenses:
  Professional care of patients                              -          542,908
  Depreciation and amortization                            114          413,086
  General and administrative expenses                    2,397          681,425
                                                  ------------     ------------
                                                        (2,511)       1,637,419
                                                  ------------     ------------

Operating loss                                          (2,511)        (897,286)
                                                  ------------     ------------
Other income (expense):
  Interest expense                                           -           (6,242)
  Interest income                                          180                -
  Miscellaneous (net)                                        -           16,668
  Reorganization expense                                     -          (50,000)
                                                                   ------------
                                                           180          (39,574)
                                                  ------------     ------------

Loss before minority interest                           (2,331)        (936,860)

Minority interest                                            -            6,351
                                                  ------------     ------------

Net loss                                               $(2,331)       $(930,509)
                                                  ------------     ------------
                                                  ------------     ------------

Net loss per share                                     $ (0.05)         $ (0.23)
                                                  ------------     ------------

Weighted average common shares outstanding              44,438        4,048,181
                                                  ------------     ------------
                                                  ------------     ------------


                            See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                    Common Stock       Additional    Accumu-
                                                    ------------        paid-in       lated     Translation   Unrealized
                                                 Shares      Amount     capital      deficit     adjustment      loss       Total
                                                 ------      ------     -------      -------     ----------      ----       -----
Balance, January 1, 1994                          44,438    $    44   $  87,797   $  (78,412) $         -    $     -   $     9,429

Net loss for 1994                                      -          -           -       (2,331)           -          -        (2,331)
                                               ---------  ---------  ----------  -----------  -----------  ---------   -----------

Balance, December 31, 1994                        44,438         44      87,797      (80,743)           -          -         7,098

Net loss for 1995                                      -          -           -     (930,509)           -          -      (930,509)
Unrealized loss on marketable securities               -          -           -            -            -     (1,600)       (1,600)
Issuance of shares in exchange for services      526,562        527      49,495            -            -          -        50,022
Acquisition of license agreement                 250,000        250     342,250            -            -          -       342,500
Issuance of shares for cash                    1,459,250      1,459     144,561            -            -          -       146,020
Acquisition of subsidiary                      5,200,000      5,200   7,149,783            -            -          -     7,154,983
Translation adjustment                                 -          -           -            -  $(2,483,505)         -    (2,483,505)
                                               ---------  ---------  ----------  -----------  -----------  ---------   -----------

Balance, December 31, 1995                     7,480,250    $ 7,480  $7,773,886  $(1,011,252) $(2,483,505)   $(1,600)  $ 4,285,009
                                               ---------  ---------  ----------  -----------  -----------  ---------   -----------
                                               ---------  ---------  ----------  -----------  -----------  ---------   -----------



                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            STATEMENTS OF CASH FLOWS
                  THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                      1994             1995
                                                      ----             ----

Cash flows from operating activities:
  Net loss                                        $     (2,331)    $   (930,509)
  Adjustments to reconcile net loss to net cash
  used by operating activities:
     Amortization                                          114           35,030
     Depreciation                                            -          378,056
     Expenses paid by issuance of common stock               -           50,022
     Minority interest in subsidiary loss                    -           (6,351)
     Loss on sale of securities                              -            1,019
     Changes in:
          Accounts receivable                                -          (53,478)
          Inventories                                        -          (59,888)
          Notes receivable                                   -            3,000
          Other current assets                            (179)            (685)
          Accounts payable                                   -          225,642
          Accrued expenses                                   -          202,918
                                                  ------------     ------------

  Net cash used by operating activities                 (2,396)        (155,224)
                                                  ------------     ------------

Cash flows from investing activities:
  Purchase of marketable securities                          -           (9,000)
  Proceeds from sale of marketable securities                -            5,221
                                                  ------------     ------------

  Net cash used by investing activities                      -           (3,779)
                                                  ------------     ------------

Cash flows from financing activities:
  Proceeds from issuance of notes payable                    -           21,405
  Proceeds from issuance of common stock                     -          146,020
                                                  ------------     ------------

  Net cash provided by financing activities                  -          167,425
                                                  ------------     ------------

Net increase (decrease) in cash                         (2,396)           8,422

Cash at beginning of period                              5,178            2,782
                                                  ------------     ------------

Cash at end of period                                  $ 2,782        $  11,204
                                                  ------------     ------------
                                                  ------------     ------------


                                  (Continued)

                            See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                      1994             1995
                                                      ----             ----

Supplemental information:
  Interest paid                                   $          -     $          -
  Taxes paid                                                 -                -
  Noncash investing and financing transactions:
     Acquisition of license agreement in
     exchange for common stock:
          License agreement                                  -          342,500
          Common stock                                       -         (342,500)
     Acquisition of subsidiary and its operational
     assets of Mexican hospital in exchange for note
     payable and common stock:
          Inventory                                          -           86,498
          Land                                               -          397,800
          Building                                           -        7,458,394
          Furniture and equipment                            -        4,784,563
          Recoverable value added tax                        -          473,290
          Note payable                                       -       (5,500,000)
          Value added tax payable                            -         (473,290)
          Minority interest                                  -          (72,272)
          Common stock                                       -       (7,154,983)
     Funding of organization costs in
     exchange for note payable to stockholder:
          Organization costs                                 -          200,000
          Note payable                                       -         (200,000)
     Acquisition of equipment in exchange
     for note payable to stockholder:
          Equipment                                          -           39,814
          Note payable                                       -          (39,814)
  Translation adjustment resulting from
  devaluation of functional currency:
     Translation adjustment                                  -        2,483,505
     Land                                                    -          (87,625)
     Building                                                -       (1,412,287)
     Furniture and equipment                                 -         (983,593)



                            See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                         NOTES TO FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 1994, AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

     This summary of significant accounting policies of GroupMed International, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

     CONSOLIDATION

     The consolidated financial statements for the year ended December 31, 1995, include the accounts of the Company and its 99 percent-owned subsidiary. Significant intercompany accounts and transactions have been eliminated.

     BUSINESS ACTIVITY

     The Company was incorporated in Nevada on March 27, 1991, as First Manhattan, Inc. Shares of its common stock are traded over the counter. On June 8, 1995, the Company changed its name to GroupMed International, Inc. Prior to July 1, 1995, the Company was in the development stage. Subsequent to that date, the Company is functioning in the development and operations of medical facilities, operated by its subsidiary, GroupMed International de Mexico S.A. de C.V. (GMIX), which owns and operates a hospital in Ensenada, Mexico. (See Note 9)

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company held no cash equivalents at December 31, 1995.

     MARKETABLE SECURITIES

     Marketable securities consist of equity securities and are stated at fair market value. During 1994, the Company changed its method of accounting for investments in securities to conform with the requirements of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     INVENTORIES

     Inventories are stated at lower of cost or market. Cost is determined by the first-in, first-out method.

     REVENUE RECOGNITION

     Revenue is recognized as services are provided.

     PROPERTY AND EQUIPMENT

     Land, buildings, machinery and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over estimated useful lives ranging from five to thirty years.

     Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated amortization and depreciation are removed from the respective accounts and resulting gains or losses are included in income.

     ORGANIZATION COSTS

     Organization costs are being amortized by the straight-line method over a 60-month period, commencing in the month following the month in which the costs were incurred.

     DEFERRED INCOME TAX ACCOUNTS

     Deferred tax provision/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheets.

     LOSS PER SHARE

     Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period, giving full retroactive effect to the reverse split described in Note 9.

     LICENSE AGREEMENT

     The cost of the license agreement is being amortized over its estimated beneficial life of 17 years eight months, commencing one month after the date of the agreement.

     MANAGEMENT USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include those assumed in the valuation and estimated beneficial life of the license agreement and the valuation and estimated useful lives of the operational assets of the Mexican hospital. It is at least reasonably possible that the significant estimates used will change within the next year and that the effect of such changes on the financial statements will be severe.

NOTE 2 - BASIS OF PRESENTATION AND UNCERTAINTIES RELATED TO CONTINUED EXISTENCE

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,331 and $1,005,557 for the years ended December 31, 1994 and 1995, respectively. In 1995, the Company began operation of a private-care hospital in Mexico, where health care is provided by the government to all citizens. These factors, among others, indicate the Company's ability to continue in existence is dependent upon its ability to obtain additional long-term debt and/or equity financing and to achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3 - FOREIGN OPERATIONS

     The financial statements of GMIX have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The assets and liabilities denominated in Mexican pesos were translated into U.S. dollars at the current rate of exchange which existed at year end except for the note payable of GMIX which is payable in a fixed amount stated in U.S. dollars and is reported at that amount. Income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment has been recorded as a separate component of stockholders' equity.

     Substantially all of the Company's operations are presently conducted in Mexico, whose economy has been characterized by recent currency devaluation, recessionary and inflationary conditions, and rising unemployment. As a result, uncertainties exist with respect to economic stability in Mexico.

NOTE 4 - INCOME TAXES

     Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.

     The Company can carry forward its net operating losses for deduction against future profits until expiration in the following years:

         Years Ended December 31,
         ------------------------

               2000  (loss of Mexican subsidiary in 1995)  $ 635,074
               2006                                           33,037
               2007                                           43,945

               2008                                            1,430
               2009                                            2,331
               2010 (loss of Company in 1995)                301,786
                                                             -------
                                                          $1,017,603
                                                          ----------

NOTE 5 - DEFERRED INCOME TAXES

     The Company has adopted SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes.

     The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

     As described in Note 2, there is substantial doubt as to the continued existence of the Company, resulting in substantial doubt that the Company will be able to utilize its net operating loss carryforwards. The Company has therefore recorded a valuation allowance equal to the amount of the deferred tax asset created by the net operating losses that can be carried forward to future periods.

NOTE 6 - MARKETABLE SECURITIES

     Corporate Securities available-for-sale at December 31, 1995 consist of the following:

                                    Gross            Gross
                    Amortized     unrealized       unrealized     Fair
                      cost          gains            losses       value
                    ---------     ----------       ----------    -------
                      $3,600        $  -             $1,600      $2,000
                    ---------     ----------       ----------    -------

     Unrealized losses on available-for-sale securities amounting to $1,600 in 1995 were recognized as a decrease to stockholders' equity. During 1995, sales proceeds and gross realized gains and losses on securities classified as available for sale were:


     Sale proceeds                        $5,221
                                          ------
     Gross realized losses                $1,019
                                          ------
     Gross realized gains                 $   -
                                          ------

NOTE 7 - WARRANTS

     On August 9, 1991, the Company issued shares of common stock with warrants attached. Each unit of common stock is comprised of one share of common stock and one "A" warrant (90,000 units) and one "B" warrant (10,000 units). The "A" warrant is convertible into one share of common stock at $7.50 per share. The "B" warrant is convertible into one share of common stock at $10.00 per share.

     The "A" and "B" warrants are exercisable for one year and two years, respectively, commencing on the effective date of the registration of the warrants with the Securities and Exchange Commission. As of the date of these financial statements, the warrants are not registered with the Securities and Exchange Commission.

     The warrants have not been included in the computation of loss per share since they are anti-dilutive and since there is substantial doubt that the Company will continue in existence (Note 2) and, therefore, the warrants will not be registered.

NOTE 8 - RELATED PARTY TRANSACTIONS

     On July 1, 1995, the Company entered into various consulting and management agreements for a period of one year with three individual stockholders. The agreements provide for the Company to pay compensation in the aggregate amount of $17,250 per month for the services provided by the stockholders.

NOTE 9 - REORGANIZATION AND BUSINESS COMBINATION

     On June 7, 1995, the Company instituted a reverse split of 1 for 4 shares previously outstanding. The reverse split has been retroactively applied to all periods presented in the accompanying financial statements.

     The Company entered into an acquisition agreement and plan of reorganization on June 8, 1995, whereby the Company changed its name from First Manhattan, Inc. to GroupMed International, Inc. and acquired 99 percent of the stock of GMIX in exchange for 5,200,000 unregistered shares of the Company's common stock. The transaction was valued at the appraised market values of the net assets acquired by GMIX as described below.

     Effective July 1, 1995, GMIX entered into a purchase agreement with Farvel Arrendamientos S.A. de C.V. (Seller) whereby GMIX purchased all of the operational assets of a hospital located in Ensenada, Mexico. The assets are comprised of land, buildings, equipment, and inventory. The purchase price was $5,500,000, payable by several promissory notes with various due dates extending through January 1, 1997. The acquisition was accounted for by the purchase method. In connection with the acquisition of GMIX by the Company, the assets were restated to their appraised market values, aggregating $12,727,255.

     The consolidated financial statements include amounts for the foreign subsidiary, GMIX, for the period from July 1, 1995 (acquisition) to December 31, 1995, as follows:

                 Net revenue       $740,133
                 Net loss          (635,074)
                 Total assets    10,404,158
                 Net assets       4,040,398

     Total assets and net assets of GMIX include intercompany accounts with the Company that have been eliminated and minority interest that has been reclassified from equity in the consolidated balance sheet.

NOTE 10 - LICENSE AGREEMENT

     On August 31, 1995, the Company entered into a license agreement with Exten Industries, Inc. (Exten) for the Company's use, manufacture, distribution, marketing and sales of clinical devices and other technologies utilizing the Synthetic Bio-Liver ("Sybiol") for a period ending upon expiration of Exten's patent rights. The patent application is pending, and Exten has announced that it expects the patent to be granted in May 1996. The agreement provides for payment of royalties equal to 10 percent of net sales, paid quarterly, plus an annual license maintenance fee of $10,000. In exchange for this license agreement, the Company issued to Exten 250,000 unregistered shares of its common stock. The transaction was valued at the fair market value of the Company's common shares as evidenced by the appraised value of tangible assets received in the acquisition of the Mexican subsidiary and hospital described above.

NOTE 11 - LONG TERM DEBT

     Long term debt as of December 31, 1995, consist of the following:

                                                        Date          Amount
                                                        ----          ------

     Note payable to Farvel, non-interest bearing,
     due in various installment payments from
     April 1, 1996 to January 1, 1997;
     secured by operational assets of hospital         7-1-95       $5,500,000

     Note payable to stockholder due on demand,
     unsecured with no interest                       7-13-95           11,870

     Note payable to stockholder due on demand,
     unsecured with no interest                       11-1-95            4,535

     Note payable to stockholder principal and
     interest due and payable on March 17, 2000;
     interest at varying rates ranging from 2%
     to 7%, beginning on March 17, 1996; unsecured    3-17-95          200,000

     Note payable to stockholder due and payable
     May 30, 1996, with interest at 12%, unsecured    11-1-95            5,000

     Note payable to stockholder due and payable
     in full on June 1, 1997, with interest at 6%
     payable quarterly, unsecured                      6-1-95           39,814
                                                                     ---------
                                                                     5,761,219
     Less current portion                                            3,266,405
                                                                     ---------
                                                                    $2,494,814
                                                                     ---------
                                                                     ---------


     Maturities of long term debt are as follows:

     Years ended December 31,
     ------------------------
     1996                              $3,266,405
     1997                               2,294,814
     1998                                       -
     1999                                       -
     2000                                 200,000
                                       ----------
                                       $5,761,219
                                       ----------
                                       ----------

     On December 27, 1995, the Company, GMIX, and Seller (Farvel) agreed that the amount of the purchase price of the hospital (see Note 9) will be satisfied by the issuance of 2,000,000 unregistered shares of the Company's common stock to Farvel. The stock is to be held in escrow and distributed to Farvel in installments during 1996 contingent upon the market value of the stock reaching $2.75 per share by April 1, 1996. The agreement also stipulates that in the event the market value does not reach $2.75 per share and Farvel does not choose to accept an alternate form of payment, the Company may, at its discretion, offer cash in satisfaction of the debt. Due to the contingent nature of this transaction, no recognition of the issuance of these shares has been made in the accompanying financial statements.

NOTE 12 - VALUE ADDED TAX

     In connection with the acquisition of the operational assets of the hospital located in Ensenada, Mexico, the Company is liable for a value added tax (VAT) payable to the seller in installments as the installments of the note payable to Farvel, described in Note 9, are paid. Once paid, the VAT is recoverable by offset against VAT collected from patients, or by claim for refund filed with the Mexican government. The recoverable VAT is reported as an asset in the accompanying balance sheet, and the portion associated with the long-term portion of the related note payable is classified as non-current.

NOTE 13 - PROFORMA INFORMATION

     The following proforma information reflects the operations of the business acquired by GMIX for the years ended December 31, 1994 and 1995 (including the six months ended June 30, 1995, when the business was operated by Seller):

                                      1994           1995
                                      ----           ----

     Revenues                 $  2,177,553    $  1,114,485

     Costs and expenses          4,016,852       2,279,805
                              ------------    ------------

     Operating loss             (1,839,299)     (1,165,320)

     Other expense                (109,787)         (9,411)
                              ------------    ------------

     Net loss                  $(1,949,086)    $(1,174,731)
                              ------------    ------------
                              ------------    ------------

     The operations of the Company are not reflected above as the amounts are immaterial to this proforma presentation.

NOTE 14 - COMMITMENT

     The Company conducts its business from corporate offices in Alpine, California. The office facilities are leased on a month to month basis for $750 per month.

NOTE 15 - FINANCIAL INSTRUMENTS

     The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. As of December 31, 1995, the estimated fair value of long-term debt based on discounted future cash flows of fixed rate obligations was lower than the carrying value by approximately $300,000.

NOTE 16 - ACCOUNTS RECEIVABLE

     At December 31, 1995, the Company's accounts receivable are comprised of the following:

          $25,300    Due from private care patients
            7,792    Taxes receivables
           16,613    Due from predecessor hospital operator
            1,065    Employees
            2,708    Other
          -------
          $53,478
          -------
          -------

NOTE 17 - CONTINGENCY

     GMIX has not insured the operational assets of the hospital in Ensenada, Mexico against the risk of future loss or damage by fire, explosion or other hazards.

                         GROUPMED INTERNATIONAL, INC.
                       (FORMERLY FIRST MANHATTAN, INC.)

                             FINANCIAL STATEMENTS

                              FIRST QUARTER, 1996

                                   UNAUDITED

            PREPARED BY MANAGEMENT OF GROUPMED INTERNATIONAL, INC.
              AND GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

                        3095 SOUTH GRADE ROAD, SUITE B
                           ALPINE, CALIFORNIA 91901
                      (619) 445-0977 FAX: (619) 445-8805

                           GROUPMED INTERNATIONAL, INC.
                         (FORMERLY FIRST MANHATTAN, INC.)
                                 BALANCE SHEET
                       3-MONTH PERIOD ENDING MARCH 31, 1996

                                    ASSETS

Current Assets:                                  Dollars        Dollars
     Cash in Bank                                                   22,112
     Marketable securities                                           2,000
     Accounts Receivable                                           166,485
     Inventories                                                   212,465
     Recoverable value added tax                                   355,655
     Other                                                          16,737
                                                                ----------
         Total Current Assets                                      775,454
                                                                ----------
Property, plant and equipment:
    Land                                            397,800
    Building                                      7,458,394
    Furniture and equipment                       4,751,474
    Computer equipment                               73,850
                                                 ----------
                                                 12,681,518
    Accumulated depreciation                       (672,837)
                                                 ----------
                                                                12,008,681
                                                                ----------
Other assets:
     Deferred income taxes, net of
          valuation allowance of $
     Recoverable value added tax                    244,450
     Organization costs, net of accumulated
          amortization of $40,572                   160,000
     License agreement, net of accumulated
          amortization of $4,848                    337,652
                                                                   742,102
                                                                ----------
                                                                13,526,237
                                                                ----------
                                                                ----------

                           GROUPMED INTERNATIONAL, INC.
                         (FORMERLY FIRST MANHATTAN, INC.)

                       3-MONTH PERIOD ENDING MARCH 31, 1996

                        LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:                             Dollars        Dollars
     Accounts Payable                                              204,138
     Accrued expenses                                              222,690
     Value added tax payable                                       424,173
     Current portion of long-term debt                           3,250,000
                                                                 ---------
         Total current liabilities                               4,101,001
                                                                 ---------
Long-term liabilities:
     Notes payable                                2,603,857
     Value added tax payable                        267,740
                                                  ---------
                                                                 2,871,597
                                                                 ---------
Minority interest                                                   68,964
                                                                 ---------
Stockholder's equity:
     Common stock, $0.001 par value,
          authorized 25,000,000 shares;
          7,748,795 shares issued and
          outstanding                                 7,658
     Additional paid-in capital                   7,882,408
     Unrealized loss on marketable securities        (1,600)
     Accumulated deficit                         (1,403,791)
                                                 -----------
         Total stockholders' equity                              6,484,675
                                                                 ---------
                                                                13,526,237
                                                                 ---------
                                                                 ---------

                           GROUPMED INTERNATIONAL, INC.
                         (FORMERLY FIRST MANHATTAN, INC.)

                       3-MONTH PERIOD ENDING MARCH 31, 1996

                             INCOME AND LOSS STATEMENT

                                                 Dollars        Dollars
Net patient service revenues                                       319,798

Cost and Expenses
     Professional care of patients                 (216,269)
     Depreciation and amortization                 (232,653)
     General & Administration                      (153,949)
     Consulting & professional fees                 (55,893)
     Shareholder expense                             (1,006)
     General & Office Administration                (14,567)
     Advertising & Marketing                        (44,685)
     Depreciation & amortization                    (11,992)
                                                    --------
                                                                  (731,014)

         Operating Profit (Loss)                                  (411,216)

Other Income (expense)
     Interest expense                                (3,962)
     Miscellaneous income                            14,606
     Exchange Loss                                 (350,813)
                                                   ---------
                                                                  (340,169)

         Net Loss                                                 (751,385)
                                                                  ---------
                                                                  ---------

FIRST QUARTER, 1996                               FINANCIAL STATEMENTS


Conversion Analysis                                                   End       Diff:
Balance Sheet                                                        Quarter     End/
As of March 31, 1996                   PESOS     RATE    DOLLARS      7.53      Actual       Sources
                                                                                            ----------
Assets
  Monetary Assets                    6,900,171   7.53     916,357     916,357          0    NM assets are
  Nonmonetary Assets                73,918,619   6.17  11,975,504   9,816,550  2,158,954    worth more PESOS
                                   -----------         ----------------------------------   and they keep
     Total Assets                   80,818,790         12,891,861  10,732,907  2,158,954    their dollar value
                                                                                            adding:                  2,158,954
Liabilities
  Monetary Liabilities              49,898,936   7.53   6,626,685   6,626,685          0
                                                                                            Uses
                                                                                            ----------
  Exposure = Working Capital       (42,998,765)        (5,710,327) (5,710,327)         0    Equity must keep
                                                                                            its DOLLAR value
                                                                                            being NM:                2,551,642
Equity
  Common Stock                          50,000   6.35       7,874       6,640      1,234    Net Income is less
  Additional Paid-In Capital        45,482,100   6.00   7,580,350   6,040,120  1,540,230    because
  Accumulated deficit (Pesos)      (13,604,131)                    (1,806,658) 1,806,658    depreciation must
  Accumulated deficit (Dollars)                          (703,352)              (703,352)   keep the same
                                    31,927,969          6,884,872   4,240,102  2,644,770    replacement dollar
Income                                                                                      value:                     (41,943)
  All sources (except Rate fluct.)   2,541,069   7.54     336,833     337,459       (626)   But also more because
                                                                                            Gross Operating
Expenses                                                                                    profit is higher
  All (except depreciation & ER      2,814,390   7.54     373,063     373,757       (694)   because of
  Depreciation                       1,436,045   6.17     232,653     190,710     41,943    fluctuations
                                                                                            within the
                                   -----------         ----------------------------------   quarter:                        67
Net Profit (Loss) before Fluct.     (1,709,366)          (268,883)   (227,007)   (41,875)
                                                                                                                     ---------
  Ex. Rate Fluctuations                701,251                         93,128    (93,128)   Total uses               2,509,767
  Translation Result                                     (350,813)              (350,813)                            ---------
                                                                                            Difference                (350,813)
                                   -----------         ----------------------------------
Net Profit (Loss) after Fluct.      (1,008,116)          (619,696)   (133,880)  (485,816)
                                   -----------         ----------------------------------
Total Liabilities & Equity          80,818,790         12,891,861  10,732,907  2,158,954

GroupMed International de Mexico, S.A. de C.V. 25-Apr-96

  GROUPMED
INTERNATIONAL                   GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.


                        QUARTERLY FINANCIAL STATEMENTS
                                  (Unaudited)
                            January - March, 1996

                      Notes to the Financial Statements
                                  (unaudited)

 1.  Operations and main accounting policies

     a. The company was incorporated on April 18, 1995 and began operating the GroupMed Hospital Las Americas on July 1st of that same year. Its main activities are providing medical and hospital care as well as ancillary services.

     b. The financial statements have been prepared on the basis of historical-cost accounting in pesos, and remesasured in U.S. dollars following FASB Statement No 52 guidelines using the U.S. dollar as the company's functional currency.

     c. Temporary investments are valued at their true value which is similar to their market value.

     d. Inventories are valued at current market value, which does not exceed their true value. The cost of sales is brought up to date using the last purchase method.

     e. Fixed assets are valued at their historical cost. Depreciation is calculated using the straight-line method based on the following rates:
                            Buildings                   30 years
                            Fixtures & Equipment         7 years
                            Computer equipment           4 years

     f. Assets and liabilities in foreign currency (US dollars) are valued at the exchange rate of the day the transaction took place and registered in mexican pesos. A compensating account is kept to register the changes in the pesos-value of these assets or liabilities in response to exchange rate fluctuations.

     g. Employee severence benefits are charged to operations when the liability is determined to be due.


Arenas # 151. Ensenada 22880. B.C. Mexico Tel. (617) 6-03-01  Fax (617) 7-15-JI

     h. Income and Assets taxes, as well as employees profit-share are expensed in the year in which they become payable. They are adjusted, as the case may be, bi any effects resulting from certain temporary entries that are fiscally acknowledged in years different from that in which it was acknowledged in the accounts. Asset taxes exceeding Income taxes are expensed in the year in which they become payable.

2. The composition of Inventories at the balance sheet date was the following:
     a. General Warehouse         US$ 195,434
     b. Pharmacy                  US$  17,031
                                  -----------
                            TOTAL US$ 212,465

3. Operations with related parties
   GroupMed International, Inc., a Nevada corporation, has the following relationship witth the Company:

        i.   Holder of 99% of the common stock
        ii.  Main financial source
        iii. Significant administrative influence.

4. Translation procedure from Pesos to Dollars

   a. Monetary Assets and liabilities are converted at the current rate of exchange of 7.53 pesos/dollar.

   b. Non-monetary assets are converted at the historical exchange rate at the time of purchase, which is 6.00 pesos per dollar.

   c. Common stock and other equity items are translated at the historical excahnge rate of 6.00 pesos per dollar.

   d. Income and expense items are converted at the average exchange rate for the quarter, which was 7.544 pesos per dollar, except for depreciation, which is converted at the same rate as the nonmonetary assets from which it is derived.

   e. The resulting exchange gain (loss) reflects both the magnitude and direction of the fluctuation of the value of the mexican peso with respect to the US dollar, and the proportions of monetary assets and liabilities in each currency.

5. The MANAGEMENT'S DISCUSSION AND ANALYSIS which follows these notes contains additional information on the results of operations and the financial position of the company. Those comments should be read in conjunction with these notes. The company's Audited Financial Statements for the year ended December 31, 1995 include additional information about the company, its operations, and its financial position and should be read in conjunction with this quarterly report.

Arenas # 151. Ensenada 22880, B.C.. Mexico  Tel. (617) 6-03-01 Fax (617) 7-154J

6. The results for the January-March quarterly period are not necessarily indicative of the results to be expected for the full year of 1996 due to the seasonal nature of the company's business and the continuing restructuring undertaken.

7. In the opinion of the management, all adjustments necessary for a fair statement of the results of operations of the quarter have been included.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 1.  REVENUES AND VOLUME

     a. Revenues are derived principally from health care services provided through the GROUPMED HOSPITAL LAS AMERICAS and marginally from the rental of medical office space in the adjoining GROUPMED MEDICAL CENTER.

     b. The greatest share of the company's health care revenues, approximately 75%, are private-pay in- and out-patients. Most of these are billed and collected upon the patient's discharge and, thus, receivables are less than 9% of the accumulated sales since
        July, 1995.

     c. Compared with the staffed capacities of the Hospital, 11 patients for general hospitalization, 3 in the nursery and two in the Intensive Care Unit, the occupancy rates were: 90.7%, 34.5% and 63% respectively. The total number of patient-days for the quarter was 971, 0.6% more than the previous quarter and 10.5% less than the first quarter of operations.

2.  BUSINESS EVOLUTION

    a. The first quarter of 1996 saw several changes and additions to Company operations. First of all, on February 2nd, the new Department of Orthopedic Medicine began admitting patients, mainly from the U.S.A. This department's activities have provided a new and strong source of revenue for the Company.

    b. On February 16, the Clinical Laboratory at the Hospital began operations under the concessioned management of Pathology Medical Laboratories, Inc. During the following three months the lab staff will be under review to determine the staff that will contracted by P.M.L. from May 15 onwards. The Pathologist formerly heading the lab was terminated in February, and his severance pay distributed over 3 months.

    c. Staff changes, including promotions, new hires and attrition, were implemented to control costs more closely than before, resulting in important savings from the second half of the quarter.

Arenas # 151. Ensenada 22880, B.C.. Mexico  Tel. (617) 6-03-01 Fax (617) 7-154J

                             FIRST MANHATTAN, INC.
                     December 31, 1994, 1993, 1992 and 1991

                               FIRST MANHATTAN, INC.
                      DECEMBER 31, 1994, 1993, 1992 AND 1991

                               TABLE OF CONTENTS

                                                                      PAGE NO.
                                                                      --------

         INDEPENDENT AUDITOR'S REPORT                                     1

         FINANCIAL STATEMENTS
           Balance Sheets                                                 2
           Statements of Operations                                       3
           Statements of Stockholders' Equity                             4
           Statements of Cash Flows                                       5

         NOTES TO FINANCIAL STATEMENTS                                   6-9

                                    [LETTERHEAD]



                            INDEPENDENT AUDITOR'S REPORT

The Board of Directors
  First Manhattan, Inc.

    We have audited the balance sheets of First Manhattan, Inc. (a Nevada corporation) (a development stage company) as of December 31, 1994, 1993, 1992, and 1991, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1994, 1993, 1992, and the nine months ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Manhattan, Inc. as of December 31, 1994, 1993, 1992, and 1991, and the results of its operations and its cash flows for the years ended December 31, 1994, 1993, 1992 and the nine months ended December 31, 1991 in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.







Reno, Nevada
February 16, 1995

                     This page intentionally left blank.

         DECEMBER 31,
       -----------------
         1992      1991
       -------   -------
       $ 6,609   $ 9,198
           -      42,955

           840     2,000
           -         -
         3,000       -
       -------   -------
        10,449    54,153
       -------   -------

           -         226

           -         -

           410       524
       -------   -------
           410       750
       -------   -------
       $10,859   $54,903
       -------   -------
       -------   -------



           -          99
       -------   -------
           -          99
       -------   -------
           -          99
       -------   -------



           178       178
        87,663    87,663
       (76,982)  (33,037)
       -------   -------
        10,859    54,804
       -------   -------
       $10,859   $54,903
       -------   -------
       -------   -------

     The accompanying notes are an integral part of these financial statements.

                              FIRST MANHATTAN, INC.
                          (A Development Stage Company)
                                  BALANCE SHEETS
                      DECEMBER 31, 1994, 1993, 1992, AND 1991


                                      ASSETS

                                                          DECEMBER 31,
                                                       -------------------
                                                         1994       1993
                                                       --------   --------
Current Assets:
  Cash in bank                                         $ 2,782    $ 5,178
  Certificates of deposit                                  -          -
  Marketable securities, at lower of cost
    or market, allowance for unrealized
    losses of $2,660 for 1994, $2,660 for 1993,
    $2,660 for 1992, and $0 for 1991 - Note 6              840        840
  Accrued interest receivable                              294        115
  Notes receivable - Note 7                              3,000      3,000
                                                       -------    -------
           Total Current Assets                          6,916      9,133
                                                       -------    -------

Other assets:
  Deposits                                                 -          -
  Deferred income taxes, net of valuation
    allowance of $12,111 for 1994, $11,762
    for 1993, $11,547 for 1992, and $5,106
    for 1991 - Note 5                                      -          -
  Organization costs, net of accumulated
    amortization of $390 for 1994, $276 for
    1993, $162 for 1992, and $48 for 1991                  182        296
                                                       -------    -------
           Total Other Assets                              182        296
                                                       -------    -------
                                                       $ 7,098    $ 9,429
                                                       -------    -------
                                                       -------    -------

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                         -          -
                                                       -------    -------
           Total Current Liabilities                       -          -
                                                       -------    -------
           Total Liabilities                               -          -
                                                       -------    -------

Stockholders' Equity:
  Common stock, $0.001 par value; authorized
    25,000,000 shares; issued and outstanding
    177,750 shares at December 31, 1994,
    1993, 1992, and 1991                                   178        178
  Additional paid-in capital                            87,663     87,663
  Deficit accumulated during the development stage     (80,743)   (78,412)
                                                       -------    -------
           Total Stockholders' Equity                    7,098      9,429
                                                       -------    -------

                                                       $ 7,098    $ 9,429
                                                       -------    -------
                                                       -------    -------

                               FIRST MANHATTAN, INC.
                           (A Development Stage Company)
                             STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, 1992,
                      AND THE NINE MONTHS ENDED DECEMBER 31, 1991


                                                          DECEMBER 31,
                                                       -------------------
                                                         1994       1993
                                                       --------   --------

Revenues                                               $   -      $   -
General costs and expenses:
  Amortization                                             114        114
  General and administrative expenses                    2,397      1,432
                                                       -------    -------
           Operating Loss                               (2,511)    (1,546)
                                                       -------    -------

Other income (expense):
  Interest income                                          180        116
  Bad debts - Note 10                                      -          -
  Unrealized losses on securities                          -          -
  Gain/(loss) on sale of securities                        -          -
                                                       -------    -------
                                                           180        116
                                                       -------    -------

           Loss before income taxes                     (2,331)    (1,430)

Income taxes - Notes 4 and 5                               -          -
                                                       -------    -------
           Net Loss                                    $(2,331)   $(1,430)
                                                       -------    -------
                                                       -------    -------

Net loss per share                                     $ (0.01)   $ (0.01)
                                                       -------    -------
                                                       -------    -------

Weighted average common
  shares outstanding                                   177,750    177,750
                                                       -------    -------
                                                       -------    -------

         DECEMBER 31,
      ------------------    INCEPTION TO
        1992      1991    DECEMBER 31, 1994
      --------   ------- -----------------
      $    -     $   -           $    -

           114         48             390
         3,581      2,990          10,400
      --------   --------        --------
        (3,695)    (3,038)        (10,790)
      --------   --------        --------
           480      1,001           1,777
       (40,000)   (30,000)        (70,000)
        (2,660)      -             (2,660)
         1,930     (1,000)            930
      --------   --------        --------
       (40,250)   (29,999)        (69,953)
      --------   --------        --------
       (43,945)   (33,037)        (80,743)
           -         -                -
      --------   --------        --------
      $(43,945)  $(33,037)       $(80,743)
      --------   --------        --------
      --------   --------        --------

      $  (0.25)  $  (0.36)       $  (0.45)
      --------   --------        --------
      --------   --------        --------

       177,750     91,414         177,750
      --------   --------        --------
      --------   --------        --------

     The accompanying notes are an integral part of these financial statements.

                               FIRST MANHATTAN, INC.
                           (A Development Stage Company)
                        STATEMENTS OF STOCKHOLDERS' EQUITY
                 FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994

                                                                      ADDITIONAL
                                            COMMON STOCK               PAID-IN
                                        -------------------            CAPITAL
                                          SHARES   AMOUNT             ----------
                                        --------- ---------

Issuance of shares for cash,
  August 9, 1991                          86,750    $ 87               $86,664

Issuance of shares in exchange for
  marketable securities, August 9, 1991    1,000       1                   999

Issuance of shares in exchange for
  services, August 9, 1991                90,000      90                    -

Net loss for the nine months ended
  December 31, 1991                           -        -                    -
                                         -------    ----               -------
Balance, December 31, 1991               177,750     178                87,663

Net loss for the year ended
  December 31, 1992                           -        -                    -
                                         -------    ----               -------
Balance, December 31, 1992               177,750     178                87,663

Net loss for the year ended
  December 31, 1993                           -        -                    -
                                         -------    ----               -------
Balance, December 31, 1993               177,750     178                87,663

Net loss for the year ended
  December 31, 1994                           -        -                    -
                                         -------    ----               -------
Balance, December 31, 1994               177,750    $178               $87,663
                                         -------    ----               -------
                                         -------    ----               -------

          DEFICIT
         ACCUMULATED
         DURING THE
         DEVELOPMENT
            STAGE              TOTAL
         -----------       -------------

            $  -              $ 86,751

               -                 1,000

               -                    90

             (33,037)          (33,037)
            --------          --------
             (33,037)           54,804

             (43,945)          (43,945)
            --------          --------
             (76,982)           10,859

              (1,430)           (1,430)
            --------          --------

             (78,412)            9,429

              (2,331)           (2,331)
            --------          --------
            $(80,743)         $  7,098
            --------          --------
            --------          --------

     The accompanying notes are an integral part of these financial statements.

                                  FIRST MANHATTAN, INC.
                              (A Development Stage Company)
                                 STATEMENTS OF CASH FLOWS
                      FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, 1992,
                         AND THE NINE MONTHS ENDED DECEMBER 31, 1991

                                                          DECEMBER 31,
                                                       -------------------
                                                         1994       1993
                                                       --------   --------

Cash flows from operating activities:
  Net loss                                             $(2,331)   $(1,430)
  Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
      Amortization                                         114        114
      Unrealized losses on securities                      -           -
      (Gain)/loss on sale of securities                    -           -
      Bad debts                                            -           -
      Changes in current assets and liabilities:
        Accrued interest receivable                       (179)      (115)
        Accounts payable                                   -           -
                                                       -------    -------

          Net cash provided (used) by
            operating activities                        (2,396)    (1,431)
                                                       -------    -------

Cash flows from investing activities:
  Purchase of marketable securities                        -           -
  Sale of marketable securities                            -           -
  Deposits and other assets                                -           -
  Organization costs                                       -           -
  Loans and notes receivable                               -           -
                                                       -------    -------

          Net cash provided (used) by
            investing activities                           -           -
                                                       -------    -------

Cash flows from financing activities:
  Proceeds from sale of common stock                       -           -
                                                       -------    -------

          Net cash provided (used) by
            financing activities                           -           -
                                                       -------    -------

          Net increase (decrease) in cash               (2,396)    (1,431)

Cash and cash equivalents, beginning of period           5,178      6,609
                                                       -------    -------

Cash and cash equivalents, end of period               $ 2,782    $ 5,178
                                                       -------    -------
                                                       -------    -------

                       This page intentionally left blank.

                              FIRST MANHATTAN, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


NOTE 1 - Summary of Significant Accounting Policies and Business Activity:

    This summary of significant accounting policies of First Manhattan, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

BUSINESS ACTIVITY:

    The Company, a Nevada corporation, was incorporated on March 27, 1991, and is in the development stage. The planned operation of the Company was to establish a broker/dealer in securities.

ORGANIZATION COSTS:

    Organization costs are being amortized over a 60-month period, using the straight-line method.

ACCOUNTING METHOD:

    The Company's financial statements are prepared using the accrual basis of accounting.

LOSS PER SHARE:

    Loss per share of common stock is based on the weighted average number of common shares and common stock equivalents outstanding during the period.

CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

DEFERRED INCOME TAX ACCOUNTS:

    Deferred tax provision/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheets.

                                  FIRST MANHATTAN, INC.
                              (A Development Stage Company)
                              NOTES TO FINANCIAL STATEMENTS
                     FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


Note 2 - Development Stage Company:

    The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts to establishing a business engaging in the retail marketing of various products.

    Operating losses have been incurred from inception through December 31, 1994, and the Company continues to use, rather than to provide, working capital in this operation. Realization of a significant portion of the assets in the accompanying balance sheets is dependent upon the Company's ability to continue its planned principal operations which in turn is dependent upon its ability to develop and complete the planned operations of the Company. Although management believes that it is pursuing a course of action that will provide successful future operations, the outcome of these matters is uncertain.

NOTE 3 - Basis of Presentation and Considerations Related to Continued
         Existence:

    The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,331, $1,430, $43,945, and $33,037 for the periods ended December 31, 1994, 1993, 1992 and 1991, and $80,743 for the period from inception to December 31, 1994. These factors, among others, indicate the Company's ability to continue in existence is dependent upon its ability to obtain additional long-term debt and/or equity financing and achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4 - Income Taxes:

    Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.


    The Company can carry forward its net operating losses as follows:

    Years Ended December 31,
    ------------------------

            2006                                     $33,037
            2007                                      43,945
            2008                                       1,430
            2009                                       2,331
                                                     -------
                                                     $80,743
                                                     -------
                                                     -------

                              FIRST MANHATTAN, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


NOTE 5 - Adoption of SFAS No. 109:

    Effective March 27, 1991, First Manhattan, Inc. adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes, which requires a liability approach to financial accounting and reporting for income taxes.

    The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

    SFAS No. 109 requires that the cumulative effect of adopting the Standard be reported in the year of adoption. As described in Note 3, there is substantial doubt as to the continued existence of the Company, resulting in substantial doubt that the Company would be able to utilize its net operating loss carryforwards. The Company has therefore recorded a valuation allowance equal to the amount of the deferred tax asset created by the net operating losses that can be carried forward to future periods. The cumulative effect of the adoption of SFAS No. 109 is zero for the periods ended December 31, 1994, 1993, 1992, and 1991.

NOTE 6 - Marketable Securities:

    Carrying amounts and approximate market values of investment securities are summarized as follows:

                                DECEMBER 31, 1994, 1993, AND 1992
                                ---------------------------------
                                                GROSS
                                  CARRYING    UNREALIZED  MARKET
                                   AMOUNT       LOSSES    VALUE
                                  --------    ----------  ------

EVT International Corp.            $3,500       $2,660     $840
                                   ------       ------     ----

                                   $3,500       $2,660     $840
                                   ------       ------     ----
                                   ------       ------     ----
NOTE 7 - Notes Receivable:

    Notes receivable of $3,000 consist of a demand note receivable from Bellgate, Ltd. which bears an interest rate of 6.00% per annum, principal and accrued interest payable on demand. The note is uncollateralized.

                                  FIRST MANHATTAN, INC.
                              (A Development Stage Company)
                              NOTES TO FINANCIAL STATEMENTS
                     FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


NOTE 8 - Supplemental Schedule of Noncash Investing and Financing Activities:

    During the nine months ended December 31, 1991, the Company engaged in the following noncash transactions:

       Acquisition of marketable securities                 $1,000
                                                            ------
                                                            ------
       Issuance of common stock in exchange
         for marketable securities                          $1,000
                                                            ------
                                                            ------

NOTE 9 - Warrants:

    On August 9, 1991, the Company issued shares of common stock with warrants attached. Each unit of common stock is comprised of one share of common stock and one "A" warrant (90,000 units) and one "B" warrant (10,000 units). The "A" warrant is convertible into one share of common stock at $7.50 per share. The "B" warrant is convertible into one share of common stock at $10.00 per share.

    The warrants are exercisable for one year and two years (for the "A" and "B" warrants, respectively) commencing on the effective date of the registration of the warrants with the Securities and Exchange Commission. As of the date of these financial statements the warrants have yet to be registered with the Securities and Exchange Commission.

    The warrants have not been included in the computation of loss per share since there is substantial doubt that the Company will continue in existence (Note 3) and therefore the warrants will not be registered.

NOTE 10 - Related Parties:

    For the periods ended December 31, 1992 and 1991, the Company loaned $40,000 and $30,000, respectively, to First Manhattan, Inc. (incorporated on the island of Nevis) for the purpose of establishing a broker/dealer in securities in Germany. First Manhattan, Inc. (Nevis) is controlled by the President of the Company.

    Subsequently, the management of the Company determined that the German brokerage operation was not going to be successful and wrote-off the amounts loaned as a bad debt as of December 31, 1992 and 1991.

                                     HLB

                      OLEA, TRUJILLO Y ASOCIADOS, S.C.

                      CONTADORES PUBLICOS Y CONSULTORES





                      GROUPMED INTERNATIONAL DE MEXICO,
                                S.A. DE C.V.
                            FINANCIAL STATEMENTS
                      AND INDEPENDENT AUDITORS' REPORT
                                 YEAR ENDED

                             DECEMBER 31, 1995




CONTENT:

                                                                     Page

Auditors' Report                                                       1

Financial statements:

     General Balance Sheet                                             3
     Statement of Income (Loss)                                        4
     Statements of Variations in Shareholders' Investment              5
     Statements of Changes in the Financial Position                   6
     Notes to the Financial Statements                                 7



Tijuana B. C. Blvd. Sanchez Taboada 10116-510 Zona Rio C. P. 22320
     Tele. (66) 84-14-61 y 34-04-62 Fax: (66) 34-04-62
Ensonada, B. C. Blvd. Ramirez Mendez 191-A Fracc. Bahia C.P. 22880
     Tele. (617) 7-12-68 y 7-12-74 Fax: (617) 6-30-06

                    A member of HLB International
     A world wide organization of accounting firms and business advisors

                                     HLB
                      OLEA, TRUJILLO Y ASOCIADOS, S.C.
                      CONTADORES PUBLICOS Y CONSULTORES



INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------


TO THE SHAREHOLDERS'
GROUPMED INTERNATIONAL DE MEXICO, S. A. DE C.V.


We have examined the statements of financial position of GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C. V., as of December 31, 1995, statements of shareholders equity that are relative to that date. This financial statements are the responsibility of the company's administration. Our responsibility consists in expressing an opinion of the financial statements based on our audit.

Our tests were realized in accordance to the generally accepted Mexican auditing norms, which require that the audit be planned and realized in a manner that it allows the acquisition of reasonable security that the financial statements do not have any important errors. The audit consists in the examination, based on selective tests of the evidence that the numbers and revelations of the financial statements support; it also includes the evaluation of the accounting principles used, the significant estimates made by the administration, and of the presentation of the financial statements. We consider that our examinations give us a reasonable basis to sustain our opinion.

                                     HLB
                       OLEA, TRUJILLO Y ASOCIADOS, S.C.
                       CONTADORES PUBLICOS Y CONSULTORES




As we mention in note 1 the adjoined financial statements are prepared based on historical costs, except for the fixed assets and the accrued depreciation. In an inflationary economy, like the one that prevails in Mexico, historical amounts lose their significance so this have to be modified so that their objectivity is returned there. Due that the before mentioned financial statements do not recognize the effect of inflation in now monetary accounts, such as: COST SALES and SHAREHOLDERS' INVESTMENT neither do they recognize the monetary position result such financial statements do not present the financial status of the company nor the results of its operations in conformity with the generally accepted accounting principles.


In our opinion, the adjoining financial information of GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V., as of December 31, 1995, is reasonably presented in all important aspects according to the accounting policies and bases, described in note 1 of the financial statements.









                                       C.P. Adrian Olea Mendivil
                                       Professional Certificate No. 1458686



                                       Ensenada, B.C., March 19, 1995.

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

BALANCE SHEETS AS OF DECEMBER 31, 1995.
(IN MEXICAN PESOS)


ASSETS

CURRENT ASSETS
  Cash and cash equivalents                               $      48,956
  Accounts receivable:
     Clients                                                    194,687
     Taxes receivable                                            59,961
     Other accounts receivable                                  148,409
                                                          -------------
                                                                403,057

     Inventories (Note 2)                                     1,270,455
     Anticipated payments                                         6,019
                                                          -------------
          TOTAL CURRENT ASSETS                                1,728,487




NET FIXED ASSETS (Note 3)                                    75,354,663

DEFERRED FINANCE CHARGES (Note 6b)                            3,641,970
                                                          -------------

TOTAL ASSETS                                              $  80,725,120
                                                          -------------
                                                          -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

SHORT TERM LIABILITIES
  Purveyor                                               $    1,042,210
  Taxes payable                                                 374 966
  Accrued expenses                                              672,275
  Related party (Note 4)                                        415,214
  Current portion of long-term liabilities (Note 6a)         27,079,573
                                                         --------------

Total Short Term Liabllities                                 30,084,238

LONG-TERM DEBT
  Long term Account Payable (Note 6a)                        18,747,397
                                                         --------------

TOTAL LIABILITIES                                            48,831,635

SHAREHOLDERS' EQUITY (Note 7)
  Common stock                                                   50,000
  Net Loss                                                  (13,638,615)
  Surplus by revaluation (Note 3)                            45,482,100
                                                         --------------
                                                             31,893,485
TOTAL LIABILITIES AND                                    --------------
SHAREHOLDERS' EQUITY                                     $   80,725,120
                                                         --------------
                                                         --------------

                              Lic. Fernando Torres Moreno
                                   General Director


The accompanying notes are an integral part of the financial statements.

                 GROUPMED INTERNATIONAL DE MEXICO S.A. DE C.V.
           STATEMENTS OF INCOME (LOSS), YEAR ENDED DECEMBER 31,1995.
                               (IN MEXICAN PESOS

--------------------------------------------------------------------------------

REVENUES:
  Net Income (Note 8)                                                 $  4,759,875
  Leasing income                                                            63,407
                                                                      ------------
                                                                         4,823,282
COSTS AND EXPENSES:
  Cost of sales (Note 9)                                                 1,223,284
  Health care services cost                                              5,526,777
  Administrative expenses and others                                     2,465,774
                                                                      ------------
                                                                         9,215,835
                                                                      ------------
OPERATING LOSS                                                          (4,392,553)
INTEGRAL FINANCIAL COST
Interest - Net                                                             (22,769)
Currency exchange fluctuations                                          (9,223,293)
                                                                      ------------
                                                                        (9,246,062)
                                                                      ------------
NET LOSS                                                              $(13,638,615)
                                                                      ------------
                                                                      ------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Manager

This notes are an integral art of the financial statements

                 GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
         STATEMENTS OF VARIATIONS IN SHAREHOLDERS' INVESTMENT (Note 7)
             (IN MEXICAN PESOS, EXCEPT FOR PER SHARE INFORMATION ).

--------------------------------------------------------------------------------

                            COMMON STOCK
                         -------------------                  SURPLUS
                         NUMBER OF            ACCUMULATED       BY       SHAREHOLDERS'
                          SHARES     AMOUNT     DEFICIT     REVALUATION      TOTAL
                         ---------   -------  ------------  -----------  -------------
BALANCE OF APRIL 18,
 1995                       500      $50,000  $             $            $     50,000

NET LOSS                                      (13,638,315 )               (13,638,615)

SURPLUS BY REVALUATION
 (Note 3)                                                    45,482,100    45,482,100
                            ---      -------  ------------  -----------  -------------
BALANCE AS OF DECEMBER,
 1995                       500      $50,000  $(13,638,615) $45,482,100  $ 31,893,485
                            ---      -------  ------------  -----------  -------------
                            ---      -------  ------------  -----------  -------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Director

The accompanying notes are an integral part of the financial statements.

                 GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
 STATEMENTS OF CHANGES IN THE FINANCIAL POSITION, YEAR ENDED DECEMBER 31, 1995
                               (IN MEXICAN PESOS)

--------------------------------------------------------------------------------

RESOURCES GENERATED BY THE OPERATION:
  Net loss                                                            $(13,638,615)
  Items not requiring resources
    Depreciation and amortization                                        2,661,374
                                                                      ------------
                                                                       (10,977,241)
  CHANGES IN ASSETS AND LIABILITIES:
    Others accounts receivable                                            (148,409)
    Accounts receivable                                                   (194,687)
    Taxes receivable                                                       (59,961)
    Deferred finance changes                                            (3,641,970)
    Inventories                                                         (1,270,455)
    Anticipated payments                                                    (6,019)
    Accounts payable                                                     1,042,210
    Related party                                                          415,214
    Taxes payable                                                          874,966
    Accrued expenses                                                       672,275
                                                                      ------------
                                                                        (2,316,836)
                                                                      ------------
      FUNDS USED IN OPERATING ACTIVITIES                               (13,294,077)
FINANCING ACTIVITIES:
  Common stock                                                              50,000
  Long term account payable                                             18,747,397
  Current portion of long-term liabilities                              27,079,573
                                                                      ------------
      FUNDS GENERATED BY FINANCING ACTIVITIES                           45,876,970
INVESTING ACTIVITIES:
  Fixed assets                                                         (32,533,937)
                                                                      ------------
      FUNDS USED IN INVESTING ACTIVITIES                               (32,533,937)
INCREMENT OF THE YEAR                                                       48,956
CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR                                                                0
                                                                      ------------
END OF YEAR                                                           $     48,956
                                                                      ------------
                                                                      ------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Manager

The accompanying notes are an integral part of the financial statements

                 GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
           NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995
                               (IN MEXICAN PESOS)

--------------------------------------------------------------------------------

1. OPERATIONS AND PRINCIPAL ACCOUNTING POLICIES.

    The company began April 18, 1995, and its principal activities are the benefits of medical, hospital, and surgical services as those of social welfare.

    ACCOUNTING POLICIES. The accounting policies of the company are prewritten by the administration as follows:

    a) THE FINANCIAL STATEMENTS have been prepared on the historical-cost basis of accounting, and, therefore, do not show the effects of inflation in the financial information according to the generally accepted accounting principles of Mexico, consequently this are expressed in new pesos of a different purchasing power.

    b) TEMPORARY INVESTMENTS are valuated at their true value which is similar to its market value.

    c) INVENTORIES are valuated at market value, which does not exceed its true value. The cost of sales is brought up to date using the last purchase method.

    d) FIXED ASSETS are valuated at their cost of acquisition. Depreciation is calculated using the straight-line method based on the maximum fiscal rates, established in the Mexican Income Tax Law.

                                                  YEARS
                                                  -----
                    Buildings                      20
                    Medical Equipment              10
                    Fixed Assets                   10
                    Computer Equipment              4
                    Transportation Equipment        4

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     e) The assets and liabilities in foreign currency are valuated at the rate of exchange (Peso-Dollar) of the date that the operations took place, and this are registered in mexican pesos.

     f)   EMPLOYEE SEVERANCE BENEFITS:

          Indemnizations are charged to the summary of operations when the demandability of the liability is determined.

     g) INCOME TAX, ASSET TAXES AND EMPLOYEE PROFIT-SHARING, are expensed in the year in which they become payable, being adjusted in their case, by the effects of certain temporary entries that are fiscally acknowledged in different years than that in which it was accountably acknowledged, of a non recurrent nature and its reversal will be in a defined period.

          Asset Taxes that exceed Income Taxes, are expensed in the year in which they become payable.

     h) In Accordance with the notice published by the Bank of Mexico in the Official Diary of the Federation with date, November 15, 1995, starting January 1, 1996, the word "nuevo" is remove from the name of the monetary system's whit of the Mexican United States returning to the denomination PESO.

2.   INVENTORIES

     The balance is integrate as follows:

                                                       DECEMBER 31,
                                                          1995
                                                    ------------------

               Warehouse general                     $     1,108, 818

               Inventory of pharmacy                          161,637
                                                    ------------------
                                                     $     1, 270,455
                                                    ------------------

GROUPMED INTERNATIONAL DE MEXICO S.A. DE C.V,  NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.   FIXED ASSETS.

     The Balance is integrated as follows:

                                                    DECEMBER 31, 1995
                                         ---------------------------------------
                                         HISTORICAL                    MARKET OR
                                            COST      REVALUATION   ACTUAL VALUE
                                         ----------   -----------   ------------
     Land                                $ 2,386,800  $              $ 2,386,800
     Building                             12,142,080    34,238,700    46,380,780
     Movables and Medical equipment       12,137,400    11,243,400    23,380,800
     Transportation equipment                  5,200                       5,200
     Computer equipment                      392,700                     392,700
     Movables and office equipment            73,300                      73,300
     Movables and Hospital equipment       5,396,457                   5,396,457
                                         -----------   -----------   -----------
                                          32,533,937    45,482,100    78,016,037
     MINUS:
     Accrued depreciation                  1,241,236     1,418,138     2,661,374
                                         -----------   -----------   -----------
     FIXED ASSETS-NET                   $ 31,290,701  $ 44,063,96   $ 75,354,663
                                         -----------   -----------   -----------
                                         -----------   -----------   -----------

     During the year, the company had an appraisal of its fixed assets; which was made by Corporacion de Desarrollo Urbano, S.A. de C.V. (MARA), located in Tijuana, B.C. and CBMI, in El Cajon, California. U.S.A., those were registered in the accounting books, incrementing the value of the building and the medical equipment by an amount of $ 34,238,700 and $ 11,243,400 mexican pesos, respectively.

4.   OPERATIONS WITH RELATED PARTIES.

     GROUPMED INTERNATIONAL INC. is an entity with Its address In Nevada, U.S.A., Its relation with GroupMed International of Mexico, S.A. de C.V. is as follows:

     a)  Holder of 99% of the common stock.

     b)  Principal financial source.

     c)  Significative administrative influence.

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5.   BALANCES IN FOREIGN CURRENCY

     a) As of December 31 1995, the balance is foreign currency are integrated as follows:

                                                               Equivalent in
                                       Balance in                 mexican
                 Cash                  USA Dollars                currency
         ---------------------    --------------------     ---------------------
         Cash                     $            5,680       $            40,801
         Suppliers                  (          3,810 )       (          29,223 )
         Related parties            (         55,215 )       (         423,499 )
         Documents payable          (      5,500,000 )       (      42,185,000 )
                                  --------------------     ---------------------
              Net Position        $ (      5,553.345 )     $ (      42,678,523 )
                                  --------------------     ---------------------


     b)  At year's end, this were the actual PESO-USA Dollar rates:

               Purchase                $     7.1833
               Sale                          7.6700


6.   LONG TERM LIABILITIES.

     a)  During the year, the company celebrated a
         "PURCHASE AND SALE CONTRACT WITH A
         DOMINION RESERVE" with Farvel
         Arrendamientos, S.A. de C.V.; through
         which the acquisition was established of
         the building and the equipment that form
         the fixed assels of GroupMed International
         de Mexico, S A. de C.V. for an amount
         of $ 5,500,000. U.S.A. dollars, in 4
         payments, one every three months starling
         January 1, 1996, the first payment for an
         amount of $ 1,000,000. U.S.A dollars,
         the remaining four for an amount of
         $ 1,125,000 U.S.A. dollars each, and
         another one for $ 2,250,000. Agreeing on
         an annual interest rate of 7.875% payable
         based on the unpaid balance,starting on     $ 42,185,000
         the date mentioned before.

     b)  The added value tax of merchandise will        3,641,970
         be paid as each partiality Is amortized.

         MINUS:  Current Portion                        27,079,573  $ 18,747,397
                                                     -------------  ------------
                                                                    ------------
                                       10

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         In a document payable, dated December 28, 1995 both parties agree that they will or will not be able to offer to do on a cash basis the before mentioned payments; or in such a case with common stock shares of GroupMed, USA.


7.   INVESTMENT OF THE SHAREHOLDERS'.

     The common stock for $ 50,000 mexican pesos, is integrated by 500 shares, with a par value of $100.00 mexican pesos, each, totally undersigned and payed in cash.

     The shareholders investment, except for the common stock and the actualized fiscal profit included in the retained profit will cause a tax on dividends of 34% charged to the company at the moment of its distribution charged to its accrued profit.

     During 1995, the Company had a fiscal result for ISR effects of $ O and it did not cause asset tax due that the law of the subject in article 6 says that first and second year business do not have to wake this tax payment.


8.   INCOME.

     The principal obtained income is integrated as follows:

                                                      December 31,
                                                          1995
                                                    ----------------
               Health care services income          $     4,703,281
               Other income                                  56,594
                                                    ----------------
                                                    $     4,759,875
                                                    ----------------
                                                    ----------------

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


9.   COST OF SALES.

     The cost of sales include all of the costs that both companies have had purchasing or selling items. Their integration is as follows:

                                                      December 31,
                                                          1995
                                                    ----------------
               Hospital material cost               $       635,743
               Medicine cost                                507,758
               Other costs                                   79,783
                                                    ----------------
                                                    $     1,223,284
                                                    ----------------
                                                    ----------------










                              /s/ Fernando Torres Moreno
                         Lic. Fernando Torres Moreno
                              General Director




This notes are an Integral part or the financial statements.

_______________________________________________________________________________



                     FARVEL ARRENDAMIENTOS, S.A. DE C.V.
                    OPERADORA DE HOSPITALES, S.A. DE C.V.
                       FINANCIAL STATEMENTS COMBINED
                            SEPTEMBER 30, 1995;
                      DECEMBER 31, 1994; 1993 AND 1992



_______________________________________________________________________________

                      FARVEL ARRENDAMIENTOS, S.A. DE C.V.
                     OPERADORA DE HOSPITALES, S.A. DE C.V.

                         FINANCIAL STATEMENTS COMBINED
                              SEPTEMBER 30, 1995;
                        DECEMBER 31, 1994; 1993 AND 1992




Combined General Balance Sheets                                                2
Combined Statements of Income (Loss)                                           3
Combined Statements of Variations in Shareholders' Investment                  4
Combined Statements of Changes in the Financial Position                       5
Notes to the Financial Statements Combined                                     7

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA DE HOSPITALES S.A. DE C.V.
COMBINED GENERAL BALANCE SHEETS
(IN MEXICAN NEW PESOS)

ASSETS

                                                                                                 DECEMBER 31
                                                                  SEPTEMBER 30   -------------------------------------------
                                                                      1995                                         1992
                                                                   (NO AUDIT)        1994           1993        (NO AUDIT)
                                                                  -------------  -------------  -------------  -------------
CURRENT ASSETS
  Cash and cash equivalents                                        N$   118,762   N$    40,567   N$   115,724   N$   377,375
  Accounts receivable (Note 2)                                        3,937,508      1,150,862      1,123,518        820,045
  Taxes receivable (Note 3)                                             590,415        543,293        780,592        856,560
                                                                  -------------  -------------  -------------  -------------
                                                                      4,646,685      1,734,722      2,020,134      2,053,980

  Minus Estimation for doubtful recoverable accounts                     21,767         21,767       --             --

  Inventories (Note 4)                                                  871,720        581,960        453,133        261,172
  Anticipated payments                                                  905,087        889,930         50,735         81,591
                                                                  -------------  -------------  -------------  -------------
    TOTAL CURRENT ASSETS                                              6,401,705      3,184,825      2,524,002      2,396,743

NET FIXED ASSETS (Note 5)                                            19,926,458     21,305,788     23,902,659     25,567,942
                                                                  -------------  -------------  -------------  -------------
TOTAL ASSETS                                                      N$ 26,328,163  N$ 24,490,613  N$ 26,426,661  N$ 27,964,685
                                                                  -------------  -------------  -------------  -------------
                                                                  -------------  -------------  -------------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
SHORT TERM LIABILITIES
  Account payable                                                  N$  --         N$ 1,342,403   N$ 1,000,000   N$ 6,654,365
  Taxes payable                                                         294,381        321,712        333,017        334,530
  Accrued expenses                                                      476,954        668,298        669,952        300,591
  Shareholders'                                                      26,459,644     19,046,173     12,090,524      1,746,292
  Current portion of long-term liabilities                             --             --              925,722       --
                                                                  -------------  -------------  -------------  -------------
    TOTAL SHORT TERM LIABILITIES                                     27,230,979     21,378,586     15,019,215      9,035,778
Long term bank loans                                                   --             --            1,794,515        148,073
                                                                  -------------  -------------  -------------  -------------
TOTAL LIABILITIES                                                    27,230,979     21,378,586     16,813,730      9,183,851

SHAREHOLDERS' INVESTMENT (Note 6)
  Common stock                                                       27,240,000     27,240,000     27,240,000     27,240,000
  Accrued deficit                                                   (24,127,973)   (17,627,069)    (8,453,166)    (1,119,434)
  Corrections of past years (Note 7)                                    (55,484)
  Year's result                                                      (3,959,359)    (6,500,904)    (9,167,903)    (7,339,732)
                                                                  -------------  -------------  -------------  -------------
                                                                       (902,816)     3,112,027      9,612,931     18,780,834
                                                                  -------------  -------------  -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        N$ 26,328,163  N$ 24,490,613  N$ 26,426,661  N$ 27,964,685
                                                                  -------------  -------------  -------------  -------------
                                                                  -------------  -------------  -------------  -------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Manager

The accompanying notes are an integral part of the financial statements

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA DE HOSPITALES, S.A. DE C.V.
COMBINED STATEMENTS OF INCOME (LOSS)
(IN MEXICAN NEW PESOS)

                                                              YEAR ENDED                 YEAR ENDED DECEMBER 31
                                                             SEPTEMBER 30   ------------------------------------------------
                                                                 1995                                              1992
                                                              (NO AUDIT)         1994             1993          (NO AUDIT)
                                                            --------------  ---------------  ---------------  --------------
REVENUES
  Net income (Note 8)                                         N$ 4,417,944    N$  7,168,945    N$  5,353,846    N$ 3,070,649
  Subleasing income                                                 84,480          162,095           58,882        --
                                                            --------------  ---------------  ---------------  --------------
                                                                 4,502,424        7,331,040        5,412,728       3,070,649
COSTS AND EXPENSES
  Cost of sales (Note 9)                                         1,267,454        2,132,158        1,535,636       2,277,334
  Administrative expenses and others                             7,248,844       11,320,632       11,974,780       7,167,458
                                                            --------------  ---------------  ---------------  --------------
                                                                 8,516,298       13,452,790       13,510,416       9,444,792
                                                            --------------  ---------------  ---------------  --------------
OPERATING LOSS                                                  (4,013,874)      (6,121,750)      (8,097,688)     (6,374,143)
INTEGRAL FINANCIAL COST
Interest - Net                                                      30,824          371,078        1,088,780         968,082
Currency exchange fluctuations                                     (29,855)           8,076          (18,565)         (2,493)
                                                            --------------  ---------------  ---------------  --------------
                                                                       969          379,154        1,070,215         965,589
                                                            --------------  ---------------  ---------------  --------------
NET LOSS                                                     N$ (4,014,843)   N$ (6,500,904)      (9,167,903)  N$ (7,339,732)
                                                            --------------  ---------------  ---------------  --------------
                                                            --------------  ---------------  ---------------  --------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Manager

The accompanying notes are an integral part of the financial statements

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA DE HOSPITALES, S.A. DE C.V.
COMBINED STATEMENTS OF VARIATIONS IN SHAREHOLDERS' INVESTMENT.
(IN MEXICAN NEW PESOS, EXCEPT FOR PER SHARE INFORMATION)

                                                                 COMMON STOCK (NOTE 6)
                                                            -------------------------------
                                                               NUMBER OF                       ACCUMULATED
                                                                SHARES           AMOUNT          DEFICIT            TOTAL
                                                            ---------------  --------------  ----------------  ---------------
BALANCE AS OF JANUARY 1, 1992                                      2,940      N$ 27,240,000   N$  (1,119,434)   N$ 26,120,566
(NO AUDITED)
NET LOSS                                                                                          (7,339,732)      (7,339,732)
                                                                   -----     --------------  ----------------  ---------------
BALANCE AS OF DECEMBER 31, 1992                                    2,940         27,240,000       (8,459,166)      18,780,834
(NO AUDITED)
NET LOSS                                                                                          (9,167,903)      (9,167,903)
                                                                   -----     --------------  ----------------  ---------------
BALANCE AS OF DECEMBER 31, 1993                                    2,940      N$ 27,240,000   N$ (17,627,069)   N$  9,612,931
NET LOSS                                                                                          (6,500,904)      (6,500,904)
                                                                   -----     --------------  ----------------  ---------------
BALANCE AS OF DECEMBER 31, 1994                                    2,940      N$ 27,240,000   N$ (24,127,973)   N$  3,112,027
NET LOSS                                                                                          (3,959,359)      (3,959,359)
CORRECTIONS OF PAST YEARS (Note 7)                                                                   (55,484)         (55,484)
                                                                   -----     --------------  ----------------  ---------------
BALANCE AS OF SEPTEMBER 30, 1995                                   2,940      N$ 27,240,000   N$ (28,142,816)   N$   (902,816)
                                                                   -----     --------------  ----------------  ---------------
                                                                   -----     --------------  ----------------  ---------------

                           /s/ FERNANDO TORRES MORENO
                          Lic. Fernando Torres Moreno
                                General Manager

The accompanying notes are an integral part of the financial statements

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA HOSPlTALES, S.A. DE C.V.

COMBINED STATEMENTS OF CHANGES IN THE FINANCIAL POSITION.
(IN MEXICAN NEW PESOS)
--------------------------------------------------------------------------------

                                                                                                  December 31
                                                         September 30     --------------------------------------------------------
                                                             1995                1994                1993                1992
                                                          (NO AUDIT)                                                  (NO AUDIT)
                                                      ----------------    ----------------    ----------------     ---------------
RESOURCES GENERATED BY THE OPERATION
 Net loss                                            N$ (  3,959,359 )   N$ (  6,500,904 )   N$ (  9,167,903 )     N$( 7,339,732 )
 Items not requiring resources:
     Depreciation and amortization                         1,461,359           1,942,009           1,910,619             804,932
     Provision of uncollectable accounts                      21,787              21,787               -                   -
                                                     ----------------    ----------------    ----------------     ---------------
                                                        (  2,476,213 )      (  4,537,108 )      (  7,257,284 )      (  6,534,800 )
 Financing (investment) of operations resources
   Accounts receivable                                       186,564        (    284,071 )      (    503,390 )      (    139,182 )
   Other account receivable                             (  2,994,997 )      (    132,735 )           371,326        (    151,482 )
   Inventories                                          (    289,760 )      (    128,827 )      (    191,961 )      (    261,172 )
   Anticipated payments                                 (     15,157 )      (    839,195 )            30,856        (     81,591 )
   Taxes receivable                                     (     47,122 )           237,599              75,668              42,686
   Contingent interests                                        -                 389,462        (    171,409 )      (    218,053 )
   Taxes payable                                        (     27,330 )      (     11,305 )      (      1,513 )           309,247
   Accrued expenses                                     (    191,339 )      (      1,659 )           369,361               4,073
   Shareholders'                                           7,413,465           6,955,654          10,344,232        (  3,393,911 )
   Correction result before (Note 7)                          55,484               -                   -                   -
                                                     ----------------    ----------------    ----------------     ---------------
                                                           3,978,840           6,184,923          10,323,170        (  3,889,385 )

                                                     ----------------    ----------------    ----------------     ---------------
     RESOURCES GENERATED (APPLIED) TO THE OPERATION        1,502,627           1,647,815           3,065,886        ( 10,424,185 )

FINANCING
 Credit institutions                                    (  1,342,403 )           342,403       (   5,654,365 )         4,590,080
 Long term financing                                           -            (  2,720,237 )         2,572,164             148,073
 Common stock                                                  -                   -                   -              14,000,000
                                                     ----------------    ----------------    ----------------     ---------------
 RESOURCES GENERATED (APPLIED) IN
   FINANCING ACTIVITIES                                 (  1,342,403 )      (  2,377,834 )     (   3,082,201 )        18,738,153




--------------------------------------------------------------------------------
                                                                               5

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA DE HOSPITALES, S.A. DE C.V.


COMBINED STATEMENT OF CHANGES IN THE FINANCIAL POSITION.
(IN MEXICAN NEW PESOS)
--------------------------------------------------------------------------------


                                                                                              Year ended December 31
                                                          September 30       -----------------------------------------------------
                                                              1995                1994                1993               1992
                                                           (NO AUDIT)                                                 (NO AUDIT)
                                                          -------------      -------------       -------------       -------------
INVESTMENT:
 Movables and equipment                                    (  82,029 )           654,862          (  245,336 )      (  8,015,795 )
                                                         -------------       -------------       -------------       -------------

     RESOURCES GENERATED (APPLIED) IN
       INVESTMENT ACTIVITIES                               (  82,029 )           654,862          (  245,336 )      (  8,015,795 )

INCREASE (DECREASE) OF THE PERIOD                             78,195           (  75,157 )        (  261,651 )           298,173

CASH AND TEMPORARY INVESTMENTS:

 CASH AT THE BEGINNING OF THE PERIOD                          40,567             115,724             377,375              79,202
                                                         -------------       -------------       -------------       -------------

 CASH AT THE END OF THE PERIOD                           N$  118,762         N$   40,567         N$  115,724         N$  377,375
                                                         -------------       -------------       -------------       -------------
                                                         -------------       -------------       -------------       -------------


                             /s/ FERNANDO TORRES MORENO

                             LIC. FERNANDO TORRES MORENO
                                   General Manager

The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
                                                                               6

FARVEL ARRENDAMIENTOS, S.A. DE C.V.
OPERADORA DE HOSPITALES, S.A. DE C.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS,
FOR THE YEARS ENDED SEPTEMBER 30,1995 AND DECEMBER 31,1994, 1993 AND 1992.
(IN MEXICAN NEW PESOS)
--------------------------------------------------------------------------------

1.  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES.

    The adjoined combined financial statements, include balances of FARVEL ARRENDAMIENTOS, S.A. DE C.V. and OPERADORA DE HOSPITALES, S.A. DE C.V., same that have a shareholder in common; their principal activity is the acquisition and lease of realty goods necessary for the hospitals, besides support services for health attention respectively. All the intercompany accounts and operations of importance, have been eliminated in the combination.

    The information corresponding to the period ending September 30, 1995 and December 31, 1992, have not been audit by a certified public accountant.

    ACCOUNTING POLICIES. The accounting policies of the company are prewritten by the administration as follows:

    a) The financial statements have been prepared on the historical-cost basis of accounting and therefore do not show the effects of inflation in the financial information according to the generally accepted accounting Principles of Mexico, consequently this are expressed in pesos of a different purchasing power.

    b) TEMPORARY INVESTMENTS are valuated at their true value which, is similar to the market value.

    c) ASSETS AND LIABILITIES IN FOREIGNER CURRENCY are valued at the exchange rate of the date on the balance sheet. Transactions in foreign currency are registered at the exchange rate of the date on which these are made. Exchange fluctuations are applied to the summary of operations.

    d) FIXED ASSETS are valuated at their cost of acquisition. Depreciation is calculated using the straight-line method based on the maximum fiscal rates, established in the Mexican Income Tax Law.


                                                 YEARS
                                                 -----

         Buildings                                 20
         Movables and equipment                    10
         Transportation equipment                   5
         Computer equipment                         4


--------------------------------------------------------------------------------
                                                                               7

NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    e) INCOME TAX, ASSETS TAXES, are recognized in the results of the year in which these were caused, being adjusted in their case, by the effects of certain temporary entries that are fiscally acknowledged in different years than in the accountably recognized year, of a non recurrent nature and it's revision is expected to be made in a defined period.

         Assets Taxes that exceed Income Taxes, are recognized in the summary of operations of the year they were caused.

    f) Some RECLASSIFICATIONS were made in the financial statements of 1994, 1993 and 1992, to adjust them with the classifications used in 1995.
 .

2.  ACCOUNTS RECEIVABLE.

    The accounts receivable balance is integrated as follows:


                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                            ----------          ----------          ----------          ----------
    Clients                               N$   765,642        N$   973,993        N$   687,922        N$   211,222
    Contingent interests (*)                      -                   -                389,462             218,053
    Other accounts receivable                3,171,866             176,869              46,134             390,770
                                            ----------          ----------          ----------          ----------
                                          N$ 3,937,508        N$ 1,150,862        N$ 1,123,518        N$   820,045
                                            ----------          ----------          ----------          ----------
                                            ----------          ----------          ----------          ----------


    (*) This contingent interests refer to the negotiation of the purchase of radiology and image medical equipment; this will be condoned if the equipment is payed in 2.5 years, being this the accrued as of December 31, 1993 and would be applied to the principal.


3.            TAXES RECEIVABLE.




                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                            ----------          ----------          ----------          ----------

    Added value tax receivable            N$   539,825        N$   527,732        N$   771,102        N$   851,260
    Income tax receivable                       15,324              13,875               9,790               5,300
    Assets tax                                  35,266                -                   -                   -
    Credit to Salary                              -                  1,686                -                   -
                                            ----------          ----------          ----------          ----------

                                          N$   590,415        N$   543,293        N$   780,892        N$   856,560
                                            ----------          ----------          ----------          ----------



--------------------------------------------------------------------------------

NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.  INVENTORIES.

    The inventories balance is integrated as follows:




                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                            ----------          ----------          ----------          ----------
    General warehouse                     N$   870,116        N$   580,356        N$   308,016        N$   261,172
    Pharmacy inventory                           1,604               1,604             145,117                -
                                            ----------          ----------          ----------          ----------
                                          N$   871,720        N$   581,960        N$   453,133        N$   261,172
                                            ----------          ----------          ----------          ----------
                                            ----------          ----------          ----------          ----------


5.   FIXED ASSETS.

     The balance is integrated as follows:




                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                           -----------         -----------         -----------         -----------
    Land                                 N$    359,280       N$    359,280       N$  1,039,097       N$  1,039,097
    Buildings                               12,913,889          12,913,889          12,913,889          12,913,889
    Movables and kitchen equipment               7,138               7,138               7,138               7,138
    Transportation equipment                    10,500              10,500              10,500                -
    Computer equipment                         187,711             187,711             187,711             187,711
    Movables and equipment                  12,568,919          12,486,887          12,461,932          12,126,992
    Constructions in process                      -                   -                   -                100,104
                                            ----------          ----------          ----------          ----------
                                            26,047,437          25,965,405          26,620,267          26,374,931
    MINUS:
    Accrued depreciation                     6,120,979           4,659,617           2,717,608             806,989
                                            ----------          ----------          ----------          ----------

    FIXED ASSETS - NET                   N$ 19,926,458       N$ 21,305,788       N$ 23,902,659       N$ 25,567,942
                                            ----------          ----------          ----------          ----------
                                            ----------          ----------          ----------          ----------

6.  INVESTMENT OF THE SHAREHOLDERS'.

    a) The common stock of Farvel Arrendamientos, S.A. de C.V. and Operadora de Hospitales, S.A. de C.V. is integrated by 2,940 common nominative shares, subscribed and payed in their entirety; of those 240 shares have a nominal value of N$ 1,000.00 (one thousand mexican new pesos) each, and the other 2,700 have a value of N$ 10,000.00 (ten thousand mexican new pesos) each, respectively for each company. The legal common stock in historic value is integrated as follows:


--------------------------------------------------------------------------------
                                                                               9

NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                  Number of shares
                         --------------------------------
                             Farvel         Operadora de
                         Arrendamientos,     Hospitales,      September 30,
                           S.A. de C.V.      S.A. de C.V.         1995
                         ---------------   ---------------  ---------------

    Fixed stock                   100               240      N$  1,240,000
    Variable stock              2,600            -              26,000,000
                          ---------------   ---------------  ---------------
    TOTAL                       2,700               240      N$ 27,240,000
                          ---------------   ---------------  ---------------
                          ---------------   ---------------  ---------------

    b) The investment of the shareholders', except the actualized common stock contributed and the actualized fiscal profits included in the retained profits, will cause 34% of dividend tax charged to the company at the moment of its distribution, with a charge to its accrued profits.

    c) The company has accrued losses in figures higher than two thirds of the common stock, so, according to the Mercantile Corporations General Law, the company can be dissolved and liquidated at the petition of any interested third party. That same Law established that no dividends can be taken until future profits absorber the accrued losses as of September 30, 1995.

7.  CORRECTIONS OF PAST YEARS.

    After our auditing report was given for the 1994 period of Operadora de Hospitales, S.A. de C.V. our services were contracted for the 1993 period. In virtue of what we stated before, some corrections were made to 1993 registers related to modifications to the balance of the payroll taxes account in the administrative expenses log, as consequence the years result was altered.

8.  INCOME

    The principal obtained income is integrated as follows:




                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                           -----------         -----------         -----------         -----------

    Services income                      N$  4,416,158       N$  6,010,631       N$  5,339,363       N$  2,257,859
    Sales of hospital material income             -                   -                   -                800,894
    Sale of fixed assets income                   -              1,143,370              14,483                -
    Other income                                 1,786              14,944                -                 11,896
                                           -----------         -----------         -----------         -----------
                                         N$  4,417,944       N$  7,168,945       N$  5,353,846       N$  3,070,649
                                           -----------         -----------         -----------         -----------
                                           -----------         -----------         -----------         -----------



--------------------------------------------------------------------------------
                                                                              10

NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.  COST OF SALES.

    The cost of sales include all of the costs that both companies have had purchasing or selling items. Their integration is as follows:





                                            September                               December 31
                                                30              --------------------------------------------------
                                               1995                1994                1993                1992
                                            (NO AUDIT)                                                  (NO AUDIT)
                                           -----------         -----------         -----------         -----------

    Hospital material cost               N$    460,729       N$    464,888       N$    455,880       N$  2,249,718
    Medicine cost                              460,743             539,773             646,326                -
    Sale of fixed assets cost                     -                681,828                -                   -
    Other costs                                345,982             445,669             433,430              27,616
                                           -----------         -----------         -----------         -----------
                                         N$  1,267,454       N$  2,132,158       N$  1,535,636       N$  2,277,334
                                           -----------         -----------         -----------         -----------
                                           -----------         -----------         -----------         -----------



                              /s/ FERNANDO TORRES MORENO

                             LIC. FERNANDO TORRES MORENO
                                   General Manager


The notes are an integral part of the financial statements.
--------------------------------------------------------------------------------
                                                                              11

--------------------------------------------------------------------------------

                    GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
                                 FINANCIAL STATEMENTS
                                  DECEMBER 31, 1995

                                       FASB-52

                           "CONVERSION OF MEXICAN PESOS TO
                                   U.S.A. DOLLARS"


--------------------------------------------------------------------------------

                      GROUPMED INTERNATIONAL DE MEXICO,
                                 S.A. DE C.V.

                            FINANCIAL STATEMENTS
                             DECEMBER 31, 1995

                                  FASB- 52

                       "CONVERSION OF MEXICAN PESOS TO
                                U.S.A. DOLLARS"

                                                                            PAGE

General Balance Sheet                                                         2
Statements of Income (Loss)                                                   3
Statements of Variations in Shareholders' Investment                          4
Statements of Changes in the Financial Position                               5
Notes to the Financial Statements                                             6

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

BALANCE SHEETS AS OF DECEMBER 31, 1995.
(IN U.S.A. DOLLARS)
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash end cash equivalents         $      6,815
  Accounts receivable
   Clients                                27,103
   Taxes receivable                        8,347
   Other accounts receivable              20,660
                                    ------------
                                          56,110

   Inventories (Note 2)                  175,862
   Anticipated payments                      838
                                    ------------

        TOTAL CURRENT ASSETS             240,625



NET FIXED ASSETS (Note 3)             12,208,465

DEFERRED FINANCE CHARGES (Note 5b)       606,995
                                    ------------

TOTAL ASSETS                        $ 13,056,085
                                    ------------
                                    ------------


LIABILITIES AND SHAREHOLDERS' EQUITY

SHORT TERM LIABILITIES
  Purveyor                                              $    135,881
  Taxes payable                                              114,076
  Accrued expenses                                            87,650
  Related party (Note 4)                                      54,135
  Current portion of long-term liabilities (Note 5a)       3,530,583
                                                        ------------

TOTAL SHORT TERM LIABILITIES                               3,922,325

  Long term Account Payable (Note 5a)                      2,444,250
                                                        ------------
TOTAL LIABILITIES                                          6,366,575
SHAREHOLDERS' EQUITY (Note 6)
  Common stock                                                 7,874
  Net Loss                                                  (703,352)
  Surplus by Revaluation (Note 3)                          7,219,381
  Translation result                                         165,607
                                                        ------------
                                                           6,689,510
                                                        ------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                    $ 13,056,085
                                                        ------------
                                                        ------------

                           /s/ FERNANDO TORRES MORENO
                          LIC. FERNANDO TORRES MORENO
                                General Manager

  The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME (LOSS), YEARS ENDED DECEMBER 31, 1995.
(IN U.S.A. DOLLARS)
--------------------------------------------------------------------------------

   REVENUES
     Net income (Note 7)                                   $      747,979
     Subleasing income                                              9,841
                                                           --------------
                                                                  757,820

   COST AND EXPENSES:
     Cost of sales (Note 8)                                       190,479
     Health care services cost                                    876,308
     Administrative expenses and others                           390,965
                                                           --------------
                                                                1,457,752

                                                           --------------
   OPERATING LOSS                                                (699,932)

   INTEGRAL FINANCIAL COST

   Interest - Net                                                  (3,420)
                                                           --------------

   NET LOSS                                                $     (703,352)
                                                           --------------
                                                           --------------

                           /s/ FERNANDO TORRES MORENO
                          LIC. FERNANDO TORRES MORENO
                                General Manager


The notes are an integral part of the financial statements
--------------------------------------------------------------------------------
                                                                               3

  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

  STATEMENT OF VARIATIONS IN SHAREHOLDERS' INVESTMENT (Note 6)
  (IN U.S.A. DOLLARS, EXCEPT FOR PER SHARE INFORMATION)
--------------------------------------------------------------------------------

                                              COMMON STOCK
                                       ------------------------                     SURPLUS
                                       NUMBER OF                    ACCUMULATED        BY          TRANSLATION   SHAREHOLDERS'
                                        SHARES         AMOUNT         DEFICIT      REVALUATION        RESULT         TOTAL
                                       ---------    -----------     -----------    -----------     -----------   ------------
  BALANCE AS OF APRIL 18, 1995               500    $     7,874                                                  $      7,874

  NET LOSS                                                             (703,352)                                     (703,352)

  SURPLUS BY REVALUATION (Note 3)                                                    7,219,381                      7,219,381

  TRANSLATION RESULT                                                                                   165,607        165,607
                                       ---------    -----------     -----------    -----------     -----------   ------------

  BALANCE AS OF DECEMBER 31, 1995            500    $     7,874     $  (703,352)   $ 7,219,381     $  (165,607)  $  6,689,510
                                       ---------    -----------     -----------    -----------     -----------   ------------
                                       ---------    -----------     -----------    -----------     -----------   ------------




                          /s/ FERNANDO TORRES MORENO
                          LIC. FERNANDO TORRES MORENO
                                General Manager

The accompanying notes are an integral of the financial statements
--------------------------------------------------------------------------------
                                                                               4

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN THE FINANCIAL POSITION, YEAR ENDED DECEMBER 31,1995 (IN U.S.A. DOLLARS)
-------------------------------------------------------------------------------
  RESOURCES GENERATED BY THE OPERATION:
   Net loss                                                    $     (703,352)

  Items not requiring resources.
    Depreciation and amortization                                     432,292
                                                                   ----------
                                                                     (271,060)
  Changes in assets and liabilities:
    Others accounts receivable                                        (20,660)
    Accounts receivable                                               (27,103)
    Taxes receivable                                                   (8,347)
    Deferred finance changes                                         (606,995)
    Inventories                                                      (176,862)
    Anticipated payments                                                 (838)
    Accounts payable                                                  135,881
    Related party                                                      54,135
    Taxes payable                                                     114,076
    Accrued expenses                                                   87,650
                                                                   ----------
                                                                     (449,063)
      FUNDS USED IN OPERATING ACTIVITIES                             (720,123)

  FINANCING ACTIVITIES:
    Common stock                                                        7,874
    Long term account payable                                       2,444,250
    Current portion of long-term liabilities                        3,530,533
    Translation result                                                165,607
                                                                   ----------
     FUNDS GENERATED BY FINANCING ACTIVITIES                        6,148,314

  INVESTING ACTIVITIES
    Fixed assets                                                   (5,421,376)
                                                                   ----------
     FUNDS USED IN INVESTING ACTIVITIES                            (5,421,376)

  INCREMENT OF THE YEAR                                                 6,815

  CASH AND CASH EQUIVALENTS

  BEGINNING OF YEAR                                                         0
                                                                   ----------

  END OF YEAR                                                     $     6,815
                                                                   ----------
                                                                   ----------

                                /s/ Fernando Torres Moreno
                                Lic. Fernando Torres Moreno
                                 General Manager

The accompanyng notes are an integral part of the financial statements.

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS

1.  OPERATIONS AND PRINCIPAL ACCOUNTING POLICIES.

         The company began April 18, 1995 and its principal activities are the benefits of medical, hospital, and surgical services as those of social welfare.

         Accounting policies. The accounting policies of the company are prewritten by the administration as follows:

    a) The financial statements have been prepared on the historical-cost basis of accounting, and, therefore, do not show the effects of inflation in the financial information according to the generally accepted accounting principles of Mexico, consequently this are expressed in new pesos of a different purchasing power.

    b) Temporary investments are valuated at their true value which is similar to its market value.

    c) Inventories are valuated at market value, which does not exceed its true value. The cost of sales is brought up to date using the last purchase method.

    d) Fixed assets are valuated at their cost of acquisition. Depreciation is calculated using the straight-line method based on the maximum fiscal rates, established in the Mexican Income Tax Law.

                                                        YEARS

                            Buildings                    20
                            Medical Equipment            10
                            Fixed Assets                 10
                            Computer Equipment            4
                            Transportation Equipment      4

GROUPMED INTERNATIONAL DE MEXICO, S. A. DE C.V. NOTES TO THE FINANCIAL
STATEMENTS

    e) The assets and liabilities in foreign currency are valuated at the rate of exchange (Peso-Dollar) of the date that the operations took place, and this are registered in mexican pesos.

    f) Employee severance benefits: Indemnizations are charged to the summary of operations when the demandability of the liability is determined.

    g) Income Tax, Asset Taxes and Employee Profit-Sharing, are expensed in the year in which they become payable, being adjusted in their case, by the effects of certain temporary entries that are fiscally acknowledged in different years than that in which it was accountably acknowledged, of a non recurrent nature and its reversal will be in a defined period.

         Asset Taxes that exceed Income Taxes, are expensed in the year in which they become payable.

2.  INVENTORIES

    The balance is integrate as follows:

                                                            December 31,
                                                                1995
                                                            ----------------
         Warehouse general                                 $     154,361
         Inventory of pharmacy                                    22,501
                                                             ----------------
                                                           $     176,862
                                                             ----------------
                                                             ----------------

GROUPMED INTERNATIONAL DE MEXICO, S. A. DE C.V. NOTES TO THE FINANCIAL
STATEMENTS

3.  FIXED ASSETS.

    The Balance is integrated as follows:

                                                     December 31, 1995
                                              ---------------------------------
                                                Historical            Market or
                                                   Cost            actual value
                                              -----------          -----------
    Land                                      $   397,800          $   397,800
    Building                                    2,023,680            7,458,394
    Movables and Medical Equipment              2,022,900            3,807,567
    Transportation equipment                          866                  866
    Computer equipment                             65,450               65,450
    Movables and office equipment                  12,217               12,217
    Movables and Hospital equipment               898,463              898,463
                                              -----------          -----------
                                                5,421,376           12,640,757
    MINUS:
    Accrued depreciation                          207,190              432,292
                                              -----------          -----------

    Fixed Assets-Net                         $ 5,214,186          $12,208,465
                                              -----------          -----------
                                              -----------          -----------

     During the year, the company had an appraisal of its fixed assets: which was made by Corporacion de Desarrollo Urbano, S.A. de C.V.
     (MARA), located in Tijuana, B.C. and CBMI, in El Cajon, California, U.S.A., those were registered in the accounting books, incrementing the value of the building and the medical equipment by an amount of $5,434,714 and $ 1,784,667 dollars, respectively.

4. OPERATIONS WITH RELATED PARTIES.
    GroupMed International Inc. is an entity with its address in Nevada, U.S.A., its relation with GroupMed International of Mexico, S.A. de C.V. is as follows:

    a)   Holder of 99% of the common stock.

    b)   Principal financial source.

    c)   Significative administrative influence.

GROUPMED INTERNATIONAL DE MEXICO, S. A. DE C.V. NOTES TO THE FINANCIAL
STATEMENTS

5.  LONG TERM LIABILITIES.

    a)   During the year, the company celebrated a
         PURCHASE AND SALE CONTRACT WITH A DOMINION
         RESERVE" with Farvel Arrendamientos, S.A.
         de C.V.; through which the acquisition was
         established of the building and the equipment
         that form the fixed assets of GroupMed
         International de Mexico, S.A. de C.V. for an
         amount of $5,500,000. U.S.A. dollars, in 4
         payments, one every three months starting
         January 1, 1996, the first payment for an
         amount of $1,000,000. U.S.A dollars, the
         remaining four for an amount of $1,125,000
         U.S.A. dollars each, and another one for
         $2,250,000. Agreeing on an annual interest
         rate of 7.875%, payable based on the unpaid
         balance starting on the date mentioned
         before.                                        $ 5,500,000

    b)   The added value tax of merchandise will be
         paid as each partiality is amortized.              474,833

         MINUS: Current Portion                           3,530,583  $2,444,250
                                                        -----------  ----------

        in a document payable, dated December 28, 1995 both parties agree that they will or will not be able to offer to do on a cash basis the before mentioned payments; or in such a case with common stock shares of GroupMed, USA.


6.      INVESTMENT OF THE SHAREHOLDERS:

        a) The common stock for $7,874 dollars, is integrated by 500 shares, with a par value of $15.74 dollars, each, totally undersigned and payed in cash.

        b) The shareholders investment, except for the common stock and the actualized fiscal profit included in the retained profit will cause a tax on dividends of 34% charged to the Company at the moment of its distribution charged to its accrued profit.

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

c) During 1995, the Company had a fiscal result for ISR effects of $ 0 and it did not cause asset tax due that the law of the subject in article 6 says that first and second year business do not have to make this tax payment.

d) The historical dollars of the result of the year income (losses) as of December 31, 1995 were as follows:

                           AMOUNT IN          AMOUNT IN
      PERIOD                MEXICAN             U.S.A.
      ENDED:                 PESOS             DOLLARS
   -------------        ----------------    ---------------

      12/31/95          $ (  13,638,615 )   $ (   703,352 )
                           -------------       -----------
                        $ (  13,638,615 )   $ (   703,352 )
                           -------------       -----------
                           -------------       -----------

e) The translation adjustment, is obtained through of the conversion to U.S.A. dollars, of the assets, liabilities and operation results at different exchange rates. The monetary assets and liabilities, including the inventories because this had a high rotation level, were converted at the current exchange rate at the end of the year which was $ 6.1833 and $ 6.67 mexican pesos for each U.S.A. dollar respectably; the fixed assets and the common stock were converted using the exchange rate valid at the date of acquisition and contribution. With the results of the year a monthly average exchange rate.

7.  INCOME.

    The principal obtained income is integrated as follows:

                                                    December 31,
                                                       1995
                                                  ----------------
            Health care services income          $        740,133
            Other income                                    7,846
                                                  ----------------
                                                 $        747,979
                                                  ----------------
                                                  ----------------
------------------------------------------------------------------------------
                                                                           10

GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


8.  COST OF SALES.

    The cost of sales include all of the costs that both companies have had purchasing or selling items. Their integration is as follows:

                                                    December 31,
                                                       1995
                                                  ----------------
            Hospital material cost               $         99,269
            Medicine cost                                  78,153
            Other costs                                    13,057
                                                  ----------------
                                                 $        190,479
                                                  ----------------
                                                  ----------------





                            /s/ FERNANDO TORRES MORENO
                           LIC. FERNANDO TORRES MORENO
                               General Manager

This notes are an integral part of the financial statements


------------------------------------------------------------------------------
                                                                           11

                 GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V
                 (a subsidiary of GroupMed International, Inc.)
                           STATEMENTS OF CASH FLOWS
                       THE PERIOD ENDED MARCH 31, 1996

                                                          1st Quarter
                                                            Jan-Mar
                                                              1996

Cash flows from operating activities:
  Net loss                                                  (96,324)
  Adjustments to reconcile net loss to net cash
  used by operating activities:
     Amortization & Depreciation                            192,906

     Expenses paid by issuance of common stock
     Minority interest in subsidiary loss
     Loss on sale of securities
     Changes in:
        Accounts receivable                                 (19,339)
        Inventories                                         (44,250)
        Notes receivable                                     (1,541)
        Advanced payments                                    (6,205)
        Accounts payable                                     (6,738)
        Accrued expenses                                     64,459
        Related Parties: GMII                                28,040
        Taxes Payable                                        67,998

  Net cash used by operating activities                     179,007

Cash flows from financing activities:
  Exchange fluctuation effect on Dollar Liabilities        (169,929)

  Net cash provided by financing activities                (169,929)

Net Increase (decrease) in cash                               9,078

Cash at beginning of period                                   2,081

Cash at end of period                                        11,159

                 GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
                  (a subsidiary of GroupMed International, Inc.)
                           Stockholders' Equity Statement
                   FOR THE PERIOD JANUARY 1 - MARCH 31, 1996




                                                   Common Stock
                                       -----------------------------------------
                                                          Additional               Accumu-
                                                            Paid-in  Translation   lated
                                         Shares   Amount    Capital    Result     deficit      Total
                                       ------------------------------------------------------------------
Balance, January 1, 1996                   500    7,874   7,219,381   165,607     (703,352)   6,689,510

Net loss for 1st Quarter, 1996                                                    (619,696)    (619,696)

Translation Result                                                    195,362                   195,362

                                       ------------------------------------------------------------------

Balance, March 31, 1996                    500    7,874   7,219,381   360,969   (1,323,048)   6,265,176
